Exhibit a(5)

NOTICE OF EXTRAORDINARY MEETING OF CERTAIN SHAREHOLDERS
OF AREL COMMUNICATIONS AND SOFTWARE LTD.

January  , 2006

        Notice is hereby given that a special meeting (the “Meeting”) of all of the shareholders of Arel Communications and Software Ltd. (the “Company”), other than (i) CYMI Financing, LLC (the Company’s largest shareholder, which holds 33.01% of the Company’s issued and outstanding share capital and is indirectly controlled by Mr. Clayton L. Mathile), (ii) Mr. George Morris (the chairman of the Company’s board of directors, who holds 1% of the Company’s issued and outstanding share capital), (iii) Mr. Philippe Szwarc (the chief executive officer of the Company, who holds 1.5% of the Company’s issued and outstanding share capital), (iv) Mr. Daniel Yelin (the chief financial officer of the Company, who holds 0.4% of the Company’s issued and outstanding share capital), (v) Mr. Shimon Klier (a founder and director of the Company) and certain members of his family (who, together with Mr. Klier, collectively hold 5.4% of the Company’s issued and outstanding share capital and (vi) Ms. Rachel Ben-Nun (a founder of the Company, who holds 1.8% of the Company’s issued and outstanding share capital) (the shareholders listed in clauses (i)–(vi), collectively, the “Continuing Shareholders” and all the shareholders of the Company other than the Continuing Shareholders, the “Non-Continuing Shareholders”), will be held at the Company’s offices at 22 Einstein St., Science Park, Building #22, Kiryat Weizman, Nes Ziona 74140, Israel, on February , 2006 at   a.m. (Israel time) to vote on the following proposal (the “Proposal”):

TO APPROVE a plan of arrangement (the full text of which is set forth in Appendix A to the Proxy Statement) under Section 350 of the Israeli Companies Law, 1999, pursuant to which the Company will purchase all of its outstanding shares, other than the shares held by CYMI Financing, LLC, Mr. George Morris, Mr. Philippe Szwarc, Mr. Daniel Yelin, Mr. Shimon Klier and certain members of his family (the “Klier Shareholders”) and Ms. Rachel Ben-Nun (excluding certain shares held by the Klier Shareholders which will be acquired by the Company pursuant to the arrangement (the “Acquired Klier Shares”)), for a purchase price of $1.50 per share in cash, without interest.

        Following the completion of the arrangement: (i) the Company’s shares will no longer be traded on The Nasdaq Capital Market; (ii) no public market will exist for the Company’s ordinary shares; (iii) the Company’s share capital shall be reduced from 13,261,916 (assuming no outstanding options are exercised after the date of this notice) to 5,513,860; and (iv) the Company will only have 11 shareholders, as a result of which, the Company will be eligible to and intends to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, and will no longer be required to file annual reports or make other filings under the federal securities laws that are applicable to public companies.

        The arrangement is subject to the approval of the Tel Aviv District Court in Israel (the “Court”) under Section 350 of the Israeli Companies Law, 1999 (the “Companies Law”). Because the Company does not have retained earnings out of which to purchase the shares, the arrangement will also include a requirement that the Court approve the repurchase under Section 303 of the Companies Law. On December 15, 2005 the Company applied to the Court pursuant to Section 350 of the Companies Law to call a meeting of the Non-Continuing Shareholders for the purpose of voting on the arrangement. On December 21, 2005, the Court authorized the Company to convene a meeting of the Non-Continuing Shareholders to vote on the implementation of the arrangement. See Proxy Statement – “Special Factors – Application with the Israeli Court.”

        The Company’s audit committee and board of directors have unanimously concluded that the arrangement is fair to the Company’s unaffiliated shareholders and in the best interests of the Company. See Proxy Statement – “Special Factors – Purposes of and Reasons for the Arrangement” and “Special Factors – Fairness of the Arrangement to the Non-Continuing Shareholders.” On October 11, 2005, Giza Singer Even Ltd., one of Israel’s largest financial consulting firms, delivered to the board of directors of the Company its opinion that, as of the date of such opinion, the consideration to be received pursuant to the arrangement is fair, from a financial point of view, to the unaffiliated shareholders. See Proxy Statement – “Special Factors – Reports of Giza Singer Even Ltd.”

        The Company’s Audit Committee and Board of Directors unanimously recommend that you vote “FOR” the Proposal.

        All of our Non-Continuing Shareholders of record at the close of business on January , 2006 will be entitled to notice of, and to vote at, the Meeting.

        Because the Continuing Shareholders will become the sole shareholders of the Company if the arrangement is approved, they are considered to have a different interest than the Company’s other shareholders and will not be present nor entitled to vote at the Meeting.

        The arrangement will only be effective if: (i) the arrangement is approved by a majority of the Non-Continuing Shareholders voting at the Meeting (whether in person or by proxy) who hold at least seventy-five percent (75%) of the voting power present at the Meeting, (ii) the Court approves the arrangement, and (iii) the Company receives all necessary regulatory approvals. If the arrangement is effected, then even if you voted your shares against the arrangement, you will be deemed to have sold your shares in accordance with the terms of the arrangement.

        In addition, because the arrangement will be funded by CYMI Financing, LLC, as described in the accompanying proxy statement under “Special Factors – Source and Amount of Funds or Other Consideration,” the arrangement is deemed to be a transaction with a controlling shareholder under applicable Israeli law, and is therefore subject to additional approval procedures required under Israeli law for such transactions. Accordingly, in addition to the 75% majority approval described above, the arrangement will also be subject to the approval of at least one-third of all of the votes cast by the Record Holders who are represented in person or by proxy at the Meeting and do not have a “personal interest” (as defined below) in the arrangement. Alternatively, the votes cast against the arrangement must not exceed 1% of our outstanding shares. A “personal interest” of a shareholder in the approval of an act or a transaction of a company, (i) includes the personal interest of any members of his or her immediate family (including the spouses thereof), or a personal interest of an entity in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the company or another entity.

        It is very important that your shares of the Company are represented at the Meeting, regardless of the number of shares you hold. Non-Continuing Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Arel Communications and Software Limited Date: January , 2006

PROXY STATEMENT

AREL COMMUNICATIONS AND SOFTWARE LTD.

22 Einstein St., Park Hamada, Building 22,

Kiryat Weizmann, Nes Ziona, 74140

Israel

EXTRAORDINARY GENERAL MEETING OF CERTAIN SHAREHOLDERS

to be held on February  , 2006

INTRODUCTION

        This Proxy Statement is being furnished to all of the shareholders of Arel Communications and Software Ltd. (the “Company”), other than (i) CYMI Financing, LLC (“CYMI”) (the Company’s largest shareholder, which holds 33.01% of the Company’s issued and outstanding share capital and is indirectly controlled by Mr. Clayton L. Mathile), (ii) Mr. George Morris (the chairman of the Company’s board of directors, who holds 1% of the Company’s issued and outstanding share capital), (iii) Mr. Philippe Szwarc (the chief executive officer of the Company, who holds 1.5% of the Company’s issued and outstanding share capital), (iv) Mr. Daniel Yelin (the chief financial officer of the Company, who holds 0.4% of the Company’s issued and outstanding share capital), (v) Mr. Shimon Klier (a founder and director of the Company) and certain members of his family (who, together with Mr. Klier, collectively hold 5.4% of the Company’s issued and outstanding share capital and (vi) Ms. Rachel Ben-Nun (a founder of the Company, who holds 1.8% of the Company’s issued and outstanding share capital) (the shareholders listed in clauses (i)–(vi), collectively, the “Continuing Shareholders” and all the shareholders of the Company other than the Continuing Shareholders, the “Non-Continuing Shareholders”), in connection with the solicitation of proxies by the board of directors of the Company, for use at an Extraordinary General Meeting of our Non-Continuing Shareholders to be held on February  , 2006 (the “Meeting”) and at any postponement or adjournment thereof. This Proxy Statement and the accompanying form of proxy are being mailed to our Non-Continuing Shareholders on or about January   , 2006.

PURPOSE OF THE SHAREHOLDERS MEETING

        At the Non-Continuing Shareholders Meeting, the Non-Continuing Shareholders will be asked to consider and vote upon the following proposal (the “Proposal”):

TO APPROVE a plan of arrangement (the full text of which is set forth in Appendix A to this Proxy Statement) under Section 350 of the Israeli Companies Law, 1999, pursuant to which the Company will purchase all of its outstanding shares, other than the shares held by CYMI Financing, LLC, Mr. George Morris, Mr. Philippe Szwarc, Mr. Daniel Yelin, Mr. Shimon Klier and certain members of his family (the “Klier Shareholders”) and Ms. Rachel Ben-Nun (excluding certain shares held by the Klier Shareholders which will be acquired by the Company pursuant to the arrangement (the “Acquired Klier Shares”)), for a purchase price of $1.50 per share in cash, without interest.

VOTING

        Only holders of record of our ordinary shares, nominal value NIS 0.001 per share, at the close of business on January  , 2005 (the “Meeting Record Date”), with the exception of the Continuing Shareholders, are entitled to vote at the Meeting (the “Record Holders” and the ordinary shares held by such Record Holders as of the Meeting Record Date, the “Record Shares”). As of the Meeting Record Date, we had 13,261,916 ordinary shares outstanding (without taking into account options to purchase our ordinary shares), of which 7,748,056 ordinary shares constituting 58.4% of our issued share capital were held by our Non-Continuing Shareholders (and thereby entitled to vote) on the Meeting Record Date (without taking into account options and warrants to purchase our ordinary shares). Every ordinary share will entitle its holder to one vote on each of the matters to be presented at the Meeting. A quorum must be present in order for the Meeting to be held. The presence in person or by proxy of shareholders holding Record Shares that are entitled to vote in the aggregate at least thirty-three and one-third percent (33 1/3%) of the votes of all holders of Record Shares will constitute a quorum for the transaction of business at the Meeting. Our Articles of Association do not permit cumulative voting for the election of directors or for any other purpose.

        Abstentions and broker non-votes are counted as shares present for the determination of a quorum.

        If within one-half hour from the time established for the commencement of the Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, namely, February  , 2006, at the same time and place, without it being necessary to notify the shareholders, or, to such later day and at such time and place as the Chairman of the Meeting may determine with the consent of an ordinary majority of those present at the Meeting in person or by proxy. If at such adjourned meeting a quorum is not present within one-half hour from the time appointed for holding the meeting, subject to applicable law, the members present in person or by proxy shall constitute a quorum.

        The proposal to be presented at the Meeting requires the affirmative vote of the majority of the shareholders present in person or by proxy and holding Record Shares in the aggregate at least 75% of all the voting power present at the Meeting.

        In addition, because the arrangement will be funded by CYMI, as described below under “Special Factors – Source and Amount of Funds or Other Consideration,” the arrangement is deemed to be a transaction with a controlling shareholder under applicable Israeli law, and is therefore subject to additional approval procedures required under Israeli law for such transactions. Accordingly, in addition to the 75% majority approval described above, the arrangement will also be subject to the approval of at least one-third of all of the votes cast by the Record Holders who are represented in person or by proxy at the Meeting and do not have a “personal interest” (as defined below) in the arrangement. Alternatively, the votes cast against the arrangement must not exceed 1% of our outstanding shares. A “personal interest” of a shareholder in the approval of an act or a transaction of a company, (i) includes the personal interest of any members of his or her immediate family (including the spouses thereof), or a personal interest of an entity in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the company or another entity.

        Each shareholder voting at the Meeting or prior thereto by means of the enclosed proxy card is requested to notify us if it has a personal interest in connection with the Proposal, as a condition for its vote to be counted with respect to the Proposal. If any shareholder casting a vote in connection with the Proposal has such a personal interest but does not so notify us, such shareholder’s vote with respect to the Proposal will be disqualified.

PROXIES

        The enclosed proxy is being solicited for use at the Meeting, or at any postponement or adjournment thereof. This Proxy Statement and the accompanying form of proxy are being mailed and/or delivered in person to Non-Continuing Shareholders on or about January , 2006. We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        All Record Shares represented by properly executed proxies received by us prior to the time fixed for the Meeting, will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. A Non-Continuing Shareholder may vote in favor of the proposal or against the proposal or may abstain from voting on the proposal. Non-Continuing Shareholders should specify their choice on the accompanying proxy card. If no direction is indicated on a properly executed proxy, the shares will be voted in favor of the resolution proposed at the Meeting.

        A Non-Continuing Shareholder returning a proxy may revoke it at any time prior to the time fixed for the Meeting, by communicating such revocation in writing to our Chief Financial Officer. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Arel Communications and Software Ltd., 22 Einstein Street, Park Hamada, Building 22, Kiryat Weizmann, Nes Ziona, 74140, Israel, Attention: Chief Financial Officer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this proxy statement. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS (cont’d)

SUMMARY - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT	6
NOTICE TO UNITED STATES SHAREHOLDERS	13
CURRENCY	13
FORWARD LOOKING STATEMENTS	13
SPECIAL FACTORS	14
Background of the Arrangement	14
Purposes of and Reasons for the Arrangement	16
Alternatives Considered	18
Application with the Israeli Court	20
Effects of the Arrangement	20
Fairness of the Arrangement to the Non-Continuing Shareholders	22
Reports of Giza Singer Even Ltd.	25
Required Vote; Failure to Effect the Arrangement	32
No Appraisal Rights	32
Exchange of Share Certificates	33
Conduct of Business after the Arrangement	34
United States Federal Income Tax Consequences of the Arrangement	34
Israeli Tax Consequences of the Arrangement	35
Source and Amount of Funds or Other Consideration	36
Regulatory Approvals	37
BACKGROUND AND BUSINESS OF THE COMPANY	38
Our Company	39
Past Contracts, Transactions or Negotiations	39
Related Party Transactions and Transactions with our Executive Officers	40
Selected Financial Information	42
Security Ownership of Certain Beneficial Owners	44
Market Prices for the Ordinary Shares	45
PROPOSAL	47
ADDITIONAL INFORMATION	48
Where You Can Find More Information	48
Incorporation By Reference	49

TABLE OF CONTENTS (cont‘d)

SUMMARY – QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

        Following are some commonly asked questions that may be raised by our shareholders and answers to each of those questions. The answers to these questions contain a brief summary of the material provisions of the proposed arrangement pursuant to which we will purchase all of the outstanding shares held by our Non-Continuing Shareholders (and the Acquired Klier Shares from the Klier Shareholders as described under “Special Factors – Background of the Arrangement”). The terms of the arrangement are more fully set forth in Appendix A to this Proxy Statement. This summary of the proposed arrangement is not meant to be a substitute for the information contained in the remainder of this proxy statement and Appendix A, and the information contained in this summary is qualified in its entirety by the more detailed descriptions and explanations contained in the later pages of this proxy statement. You are urged to carefully read this entire proxy statement and accompanying documents carefully prior to making any decision on how to vote your shares.

Q:         WHAT AM I BEING ASKED TO VOTE ON AT THE MEETING?

A:         We are proposing a plan of arrangement, the terms of which are more fully set forth in Appendix A to this Proxy Statement, pursuant to which we will purchase all of the outstanding shares from our Non-Continuing Shareholders (and the Acquired Klier Shares from the Klier Shareholders). Upon the completion of the arrangement, all of our Non-Continuing Shareholders will be deemed to have sold our ordinary shares which they held immediately prior to the effective date of the arrangement and shall receive $1.50, in cash for each of those ordinary shares. The Continuing Shareholders shall remain our shareholders following the completion of the arrangement. The arrangement is subject to the approval of the Court. Because we do not have retained earnings the arrangement will also contain a requirement that the Court approve the repurchase of our shares.

Q:          HOW MUCH WILL I BE PAID FOR MY SHARES AND WHAT IS THE FORM OF PAYMENT?

A:        The Company will pay the Non-Continuing Shareholders $1.50 per share net, in cash, without interest. See “– How Do I Receive Payment for my Shares.” This represents a 41.5% premium over the last closing trading price of $1.06 for our ordinary shares prior to the announcement of the arrangement on October 3, 2005.

Q:          WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

A:         On December 23, 2005, the closing price per ordinary share of the Company was $1.44 on The Nasdaq Capital Market. Accordingly, the purchase price offered as part of the arrangement amounts to a premium of approximately 4.2% over such closing price. You may wish to obtain a more recent quotation for your shares prior to deciding whether or not to vote for the arrangement.

Q:          WHAT ARE THE PURPOSES OF AND REASONS FOR THE ARRANGEMENT?

A:          We are proposing the arrangement because we believe that it is in our best long-term interests. Since the beginning of 2003, we have been repositioning our company from developing, manufacturing and selling interactive distance learning systems to providing integrated video, voice and data conferencing solutions. During the transitional period we have made significant cash outlays which we have not had sufficient revenues to cover. As a result, in April 2005 we entered into a secured revolving secured credit line agreement with Cetus Corp., or Cetus, an Ohio corporation and affiliate of CYMI, our largest shareholder, pursuant to which we are currently entitled to draw down up to $5 million in loans at our discretion and, beginning in 2006, we will be entitled to draw down up to an additional $5 million, subject to our achievement of defined revenue targets for the year ending December 31, 2005 or quarterly targets from January 1, 2006. These terms were based upon our management’s assumptions about our progress in our new area of business. However, given the time necessary to reposition our business and the additional expenses necessary to achieve that, in April 2005, our management projected that we would not achieve the milestones and requested that Cetus waive the requirements for drawing down sums in excess of an aggregate of $5 million. Without the additional funding, our management could not be certain of growing our company. Cetus refused to waive the requirements, but informed us that should we undertake a going-private transaction, it would possibly “look favorably” on continuing to support us.

        Following meetings of our audit committee and board of directors in which various funding alternatives were discussed and in which Giza Singer Even Ltd., or GSE, one of Israel’s largest financial consulting firms, provided a valuation of the fair value of our ordinary shares and an opinion as to the fairness, from a financial point of view, of the consideration to be received pursuant to the arrangement, we came to the conclusion that being a private company will allow us to more effectively continue to grow our business, while also allowing our management to focus on long-term business goals and eliminate increased disclosure burdens and increased costs associated with being a public company subject to applicable federal securities laws and regulations. See “Special Factors – Background of the Arrangement,” “Special Factors – Purposes and Reasons for the Arrangement,” and “Special Factors – Reports of Giza Singer Even Ltd.”

Q:          WHAT ALTERNATIVES DID THE BOARD CONSIDER WHEN RECOMMENDING THE ARRANGEMENT?

A:          Our audit committee and board of directors considered several alternatives to the arrangement, including a merger, remaining a public company, an equity investment and a sale of our company, before unanimously recommending the arrangement. See “Special Factors – Alternatives Considered.”

Q:          WHAT WILL BE THE EFFECTS OF THE ARRANGEMENT?

A:          The arrangement will have the following effects on our company and the Non-Continuing Shareholders:

—	All of the Non-Continuing Shareholders will be cashed out, receiving $1.50 for each ordinary share they own before the arrangement and will cease being our shareholders. See "Special Factors - Effects of the Arrangement";

—	The number of our shareholders will be reduced to 11 and the number of ordinary shares held by our shareholders will decrease from13,261,916 (assuming no outstanding options are exercised after the date of this proxy statement) to approximately 5,513,860 (without giving effect to the ordinary shares issuable upon conversion of the convertible loan (to be provided to us by CYMI in connection with the arrangement) which conversion is expected to occur shortly after completion of the arrangement as described under “Special Factors – Source and Amount of Funds or Other Consideration”). The decrease in the number of our shareholders will entitle us to terminate the registration of our ordinary shares under the Securities Exchange Act of 1934, or the Exchange Act, which will mean that we will no longer be required to file reports with the Securities and Exchange Commission, or SEC, or be classified as a public company under Israel’s Companies Law, 1999, or the Companies Law, our ordinary shares will no longer be traded on The Nasdaq Capital Market and no public market will exist for our ordinary shares; and

—	Following the arrangement, the Continuing Shareholders will hold 100% of our shares.

        In addition, each outstanding option to purchase our ordinary shares (whether vested or unvested) will remain outstanding after the consummation of the arrangement and the terms and conditions of such options will remain unchanged. Option holders who hold vested options to purchase our ordinary shares will be entitled to exercise their options prior to the effective date of the arrangement and, assuming that the arrangement becomes effective, receive $1.50 per share pursuant to the arrangement.

Q:         IS THE ARRANGEMENT FAIR TO THE NON-CONTINUING SHAREHOLDERS?

A:         We believe that the arrangement is fair to, and in the best interests of, the Non-Continuing Shareholders, who will be cashed out. In making its determination with respect to the arrangement and the price to be paid per ordinary share, our audit committee and board of directors considered, among other things, the limited opportunity for selling our company, the cost and dilutive effects of other capital and financing alternatives, the limited market for our ordinary shares, the recent price per share and the fairness opinion provided to our audit committee and board of directors by GSE. See “Special Factors – Fairness of the Arrangement to our Non-Continuing Shareholders” and “Special Factors – Reports of Giza Singer Even Ltd.”

Q:         WHY DOES THE ARRANGEMENT NOT INCLUDE THE PURCHASE OF SHARES FROM THE CONTINUING SHAREHOLDERS?

A:         Mr. George Morris currently serves as the chairman of our board of directors, Mr. Philippe Szwarc serves as our chief executive officer and Mr. Daniel Yelin, serves as our chief financial officer. Their business and financial knowledge are vital for the future success of our company. Mr. Shimon Klier and Ms. Rachel Ben-Nun, who were founders of our company, were offered the opportunity to remain shareholders, since we believe that their continued equity ownership will enable us to leverage their expertise in order to grow our business effectively. Additionally, we have received a commitment letter from CYMI to obtain, subject to the conditions set forth therein, a convertible loan of up to $12.5 million to finance the arrangement and to pay related fees and expenses. CYMI has also expressed an intention, subject to the consummation of the arrangement, to provide us with funding for our future operating needs, either directly or through one of its affiliates. Following the consummation of the arrangement, we intend to enter into negotiations with CYMI with respect to the terms of such future financing. See “– How is the Company Funding the Arrangement,” “Special Factors – Background of the Arrangement,” Special Factors – Purposes of and Reasons for the Arrangement” and Special Factors – Source and Amount of Funds or Other Consideration.”

Q:         WHEN DO YOU EXPECT THE ARRANGEMENT TO BE COMPLETED?

A:         The completion of the arrangement will occur as soon as practicable following the satisfaction of all of the required conditions to completion of the arrangement. In addition to the approval of the Non-Continuing Shareholders at the Meeting, the arrangement must be approved by the Court. See “Special Factors – Application to the Israeli Court.” The completion of the arrangement is also conditional upon the receipt of certain other regulatory approvals. See “Special Factors – Regulatory Approvals.” Although we are working to satisfy all conditions to the completion of the arrangement, we cannot assure you that all such conditions will be satisfied. Assuming completion of the arrangement, as soon as practicable after the effective date of the arrangement, all of the Non-Continuing Shareholders, whether or not they voted for the arrangement, will be notified and asked by American Stock Transfer and Trust Company, our transfer agent, to surrender their certificates representing ordinary shares for cash. See “Special Factors – Exchange of Share Certificates.” If you do not hold shares in your own name, and hold them through a bank, broker or other nominee, you are advised to contact your nominee in order to receive information regarding this process.

If all conditions to the arrangement are satisfied or waived, we expect the effective date for the arrangement to be on or about March 15, 2006.

Q:         WHAT IF ANY OR ALL OF THE CONDITIONS TO THE ARRANGEMENT ARE NOT SATISFIED?

A:         If any or all of the conditions to which the arrangement are subject are not satisfied or waived, the arrangement will not be completed and we intend to continue to carry on our business as presently conducted, although we would have limited financial resources to do so.

Q:         WHAT ARE THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE ARRANGEMENT?

A:         As a result of the arrangement, the Non-Continuing Shareholders will recognize gain or loss, which will be treated as ordinary income or short or long term capital gain or loss depending on the individual shareholder’s particular circumstances and whether or not we are a passive foreign investment company for U.S. federal income tax purposes. You should consult your tax advisor about the particular tax consequences of the arrangement to you. See “Special Factors – United States Federal Income Tax Consequences of the Arrangement.”

Q:         WHAT ARE THE ISRAELI TAX CONSEQUENCES OF THE ARRANGEMENT?

A:         Until December 31, 2002, Israeli law generally exempted from capital gains tax gains from the sale of shares of Israeli publicly traded companies. However under recent legislation the sale of shares of Israeli publicly traded companies will generally be subject to capital gains tax at a rate of 20% on all gains accrued after December 31, 2002. However, according to the tax reform legislation, non-residents of Israel will generally be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel. Holders of our shares who acquired their shares prior to our initial public offering or those shareholders who are in the business of trading securities or are companies incorporated in Israel may be subject to different Israeli tax treatment. You should consult your tax advisor about the particular tax consequences of the arrangement to you. See “Special Factors – Israeli Tax Consequences of the Arrangement.”

Q:         HOW IS THE COMPANY FUNDING THE ARRANGEMENT?

A:         Approximately $11.6 million will be required to pay for purchased shares in the arrangement. Additionally, we estimate that professional fees and other expenses related to the arrangement will total approximately $500,000. We have received a commitment letter from CYMI to obtain, subject to the conditions set forth therein, a convertible loan of up to $12.5 million to finance the arrangement and to pay related fees and expenses. CYMI has indicated that it intends to borrow these funds from Cetus. Because we do not have retained earnings, we are required to receive the approval of the Court for the repurchase of our shares in order to carry out the purchase of our shares. See “Special Factors – Source and Amount of Funds and Other Consideration.”

Q:         DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE ARRANGEMENT?

A:         You do not have appraisal rights under Israeli law or under our incorporation documents in connection with the arrangement. Nevertheless, the arrangement is subject to the approval of the Court, which is authorized to examine the affects of the arrangement on all parties who may be affected by it. You may file an objection to the arrangement with the Court. The Court will take into account any objections to the terms of the arrangement raised by objecting parties prior to deciding whether to approve the arrangement. See “– How Can I Oppose the Arrangement?” and “Special Factors – Application to the Israeli Court.”

Q:         HOW CAN I OPPOSE THE ARRANGEMENT?

A:         In addition to your right to vote against the Proposal, you are entitled to file your objection to the arrangement with the Court. Should the Proposal be approved by our shareholders, we will apply to the Court for its approval of the arrangement and will announce our application in three daily newspapers in Israel. You will then have ten days in which to file your objection to the arrangement with the Court, which will review your written objection in writing and may additionally call you to give evidence at a hearing. See “Special Factors – Application to the Israeli Court.”

Q:         HOW DO I RECEIVE PAYMENT FOR MY SHARES?

A:         As soon as practicable after the effective date, American Stock Transfer and Trust Company, our transfer agent, will send you a letter of transmittal which will provide the instructions by which shareholders will surrender their share certificates and receive cash to which they are entitled after the arrangement becomes effective. If certificates evidencing ordinary shares have been lost or destroyed, the transfer agent may, in its sole discretion, accept in connection with the arrangement a duly executed affidavit and indemnity agreement of loss or destruction, in a form satisfactory to us, in lieu of the lost or destroyed certificate. A check representing the amount payable to a shareholder who has complied with the procedures set out above will, as soon as practicable after the effective date and after the receipt of all required documents, be forwarded to the shareholder at the address specified in the Letter of Transmittal by insured first-class mail. See “Special Factors – Exchange of Share Certificates.”

        If you do not hold shares in your own name and hold them through a bank, broker/dealer or other nominee, you are advised to contact your nominee in order to receive information on how to receive payment for your shares.

Q:         DO I KEEP MY SHARES IF I DO NOT RETURN MY SHARE CERTIFICATES?

A:         If the arrangement is approved by the Court, you will automatically lose all rights relating to your shares. We will be the owner of the shares formerly held by you even if you do not return your share certificates. We have arranged with the transfer agent that you will only be paid for your shares upon delivery to the Transfer Agent or to us of your share certificates or other authorization of ownership. See “Special Factors – Exchange of Share Certificates.”

Q:         WHAT VOTE OF OUR SHAREHOLDERS IS REQUIRED TO APPROVE THE ARRANGEMENT?

A:         The arrangement will only be consummated if it is approved by at least seventy-five percent (75%) of the total votes cast at the Meeting by a majority of the persons voting their shares (in person or by proxy) at the Meeting.

        In addition, because the arrangement will be funded by CYMI, as described below under “Special Factors – Source and Amount of Funds or Other Consideration,” the arrangement is deemed to be a transaction with a controlling shareholder under applicable Israeli law, and is therefore subject to additional approval procedures required under Israeli law for such transactions. Accordingly, in addition to the 75% majority approval described above, the arrangement will also be subject to the approval of at least one-third of all of the votes cast by the Record Holders who are represented in person or by proxy at the Meeting and do not have a “personal interest” in the arrangement. Alternatively, the votes cast against the arrangement must not exceed 1% of our outstanding shares. See “Special Factors – Required Vote; Failure to Effect the Arrangement.”

Q:         HOW SHOULD I VOTE IN RESPECT OF THE ARRANGEMENT?

A:         Based on various factors, including the updated valuation and the fairness opinion provided by GSE in connection with the arrangement, our audit committee and board of directors have unanimously determined that the arrangement is fair to the Company’s unaffiliated shareholders and in the best interests of the Company, and unanimously recommend that the Non-Continuing Shareholders vote in favor of the arrangement. See “Special Factors – Fairness of the Arrangement to the Non-Continuing Shareholders” and “Special Factors – Reports of Giza Even Signer, Ltd.” However, you should carefully review and consider the arrangement and reach your own conclusion as to whether to vote for the arrangement.

Q:         WHAT SHOULD I DO NOW? HOW CAN I VOTE?

A:         You should read and carefully consider the information contained in this proxy statement. You should also determine whether you hold ordinary shares directly in your name or through a bank/broker or other nominee, since this will determine the procedures that you must follow in order to vote with respect to the matters at the Meeting. If you determine that you are a holder of record (you hold shares in your own name), you should either attend the Meeting or follow the instruction for completing and returning the enclosed Form of Proxy for Shareholders. If you determine that you do not hold shares in your own name, then you are advised to read the instructions of your nominee to you regarding how to provide voting instructions with respect to your ordinary shares.

Q:         IF MY SHARES ARE HELD THROUGH A NOMINEE SUCH AS MY BANK OR BROKER, WILL THEY VOTE MY SHARES FOR ME WITHOUT MY INSTRUCTIONS?

A:         No. If your ordinary shares are held through a nominee, such as a bank or broker, your nominee is prohibited from voting your ordinary shares without instructions from you. As every bank or broker or other nominee has its own procedures for obtaining voting instructions from shareholders, you should carefully review those and follow the procedures for ensuring that your ordinary shares are voted at the Meeting.

Q:         WHAT HAPPENS IF I DON’T INDICATE HOW TO VOTE ON MY FORM OF PROXY?

A:         If you are a record holder and you sign and deliver your proxy, but do not include instructions on how to vote, your ordinary shares will be voted FOR the arrangement.

Q:         WHERE CAN I FIND MORE INFORMATION ABOUT THE COMPANY?

A:         We are currently subject to the informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we file annual reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E. Washington DC, 20549, USA. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. In addition, information concerning us can be inspected and copied at the offices of the Israeli Registrar of Companies at 97 Jaffa Street, Jerusalem, Israel.

        We have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Exchange Act with respect to the arrangement. The Schedule 13E-3 contains additional information about us and the arrangement. A copy of the Schedule 13E-3 as well as a copy of our memorandum of association and our articles of association are available for inspection at our offices at 22 Einstein St., Park Hamada, Building 22, Kiryat Weizmann, Nes Ziona, 74140 Israel. See “Additional Information –Were You Can Find More Information.”

Q:         WHOM DO I CALL IF I HAVE QUESTIONS?

A:         If you have any questions, require assistance, or need additional copies of this proxy statement or other related materials, you should call Mr. Daniel Yelin, our chief financial officer, at 972-8-940-7711.

NOTICE TO UNITED STATES SHAREHOLDERS

        We are incorporated pursuant to the laws of the State of Israel. Shareholders who are not residents of Israel should be aware that the disposition of ordinary shares pursuant to the arrangement may have tax consequences both in Israel and in the United States which may not be described fully herein.

        The solicitation of proxies and the transactions contemplated herein involve securities of an Israeli issuer and are being effected in accordance with Israeli law. The proxy rules under the Exchange Act are not applicable to us or this solicitation and therefore this solicitation is not being effected in accordance with such securities laws. In connection with the arrangement, we, CYMI, CYMI Private Equity II, LLC, the sole and managing member of CYMI (“CYMI Private Equity”), and Cetus have filed with the SEC a transaction statement under Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

        Enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are organized under the laws of a jurisdiction other than the United States, that some of our respective officers and directors are residents of countries other than the United States, that experts named in this Proxy Statement are residents of countries other than the United States and that all or a substantial portion of our assets and such persons may be located outside the United States.

CURRENCY

        All dollar references in this proxy statement are in U.S. dollars.

FORWARD LOOKING STATEMENTS

        Certain statements in this proxy statement, including statements preceded by, or predicated upon, the words “anticipates,” “believes,” “expects,” “estimated,” “hopes,” “plans,” “should,” “would,” “projects” or similar words constitute forward-looking statements. Such forward-looking statements are based on current expectations and are subject to certain risks and uncertainties, such as our ability to develop and produce products that are able to successfully compete in a market that is relatively new to us, significant fluctuations in the results of our operations, our proprietary technology being insufficiently protected, and the loss of key personnel, as well as other risks and uncertainties both referenced and not referenced in this proxy statement. For a more complete list and description of such risks and uncertainties, refer to the “Risk Factors” section of our annual report on Form 20-F for the year ended December 31, 2004. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Except as required under the federal securities laws and the rules and regulations of the SEC, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SPECIAL FACTORS

Background of the Arrangement

        From the mid 1990’s until 2002, our principal business was developing, manufacturing and selling end-to-end interactive distance learning, or IDL systems, mainly over satellite networks for Fortune 500 and 1000 corporations and in the education sector. In 2001 and 2002, we experienced a sharp decrease in sales from our IDL business. By the end of 2002, our management noted that the IDL market was shrinking and, while we were still generating revenues in that field, it became difficult to predict the timing and volume of transactions associated with that business. At the same time our management saw a significant strategic opportunity in the nascent market of corporate communication and decided to shift the focus of our business from corporate training via satellite, to providing integrated video, voice and data conferencing solutions enabling corporate communication and e-learning applications via the internet.

        Due to our increased investment in sales, marketing and research and development resulting from the repositioning, our cash outlays increased materially. In addition, at the same time, we experienced a further decline in our revenues from the IDL business, while our sales from the corporate communication market remained still insignificant. As a result by the end of 2004 we were required to look for financing alternatives.

        Because of our need for financing, on January 11, 2005, our audit committee and board of directors approved a $10 million revolving secured credit line agreement with Cetus, which was approved by our shareholders on April 18, 2005. Under the agreement, we are entitled to draw down up to $5 million in loans at our discretion and, beginning in 2006, we will be entitled to draw down up to an additional $5 million, subject to our achievement of defined revenue targets for the year ending December 31, 2005 or quarterly targets from January 1, 2006. These terms were based upon our management’s assumptions about our future progress in our new area of business.

        At its meeting on January 11, 2005, our board of directors heard a pitch from a representative of an investment banking firm we considered engaging to review for us strategic alternatives which might be available to us to best achieve our long-term success. We did not engage this investment banking firm.

        In the first quarter of 2005, CYMI, Ltd., the managing member of CYMI Private Equity and an affiliate of Cetus, expressed an interest to our board in making a tender offer to all of our shareholders for the purchase of their shares. To this end, CYMI, Ltd. engaged the services of GSE to provide it with a valuation of the fair value of our ordinary shares.

        On April 27, 2005, our management informed our board that while progress with the new product and customers was very positive, management’s anticipations for 2005, as presented in January, were different as some assumptions made in January 2005 no longer matched the on-going reality. As a result, management projected that we would not meet the milestones necessary to draw down sums in excess of $5 million following January 1, 2006 under the revolving secured credit line agreement, without which we could not grow our business.

        On June 7, 2005, GSE provided CYMI, Ltd. with a presentation and written executive summary regarding its valuation of the fair value of our ordinary shares, in which it concluded that, based on its detailed financial analysis, the fair value per ordinary share, as of such date, was $1.13. See “– Reports of Giza Singer Even Ltd.” However, in light of Israeli law requirements relating to tender offers, including the requirement that a tender offer could only be completed in the event that 95% of all of our shareholders agreed to the tender offer, CYMI, Ltd. decided not to proceed with the transaction.

        On September 4, 2005, Mr. George Morris sent a letter to Mr. Les Banwart, one of our directors and Cetus’ representative on our board, stating that “Arel does not expect to meet the required revenue threshold for 2005 and although it is too early to predict whether Arel will achieve the 2006 quarterly revenue thresholds, Arel may not achieve them. In order for the company to grow on the positive momentum that it has generated, Arel needs the assurance that the entire $10 million will be available in 2006. I would therefore ask Cetus to waive the 2005/2006 quarterly thresholds condition and make the entire $10 million available to Arel.” On September 6, 2005, Mr. Banwart, on behalf of Cetus, sent a letter responding to Mr. Morris’ letter stating that “Arel’s meeting revenue targets is a key term of the loan agreement and Cetus will not waive it at this time. Arel needs to consider comprehensive measures that will allow the company to focus on and grow its business and to obtain future financing. From the outside looking in a going-private transaction should be strongly thought about. If Arel were to present something tangible and promising, Cetus would possibly look favorably on this kind of deal.”

        As a result of Mr. Banwart’s letter, our management again considered the options available to us and on September 25, 2005, Mr. Morris and Mr. Banwart met with Mr. Rimon Ben Shaoul, the representative on our board of directors of Play Moran Holdings (1993) Ltd., one of our largest shareholders, Mr. Shimon Klier, one of our directors, and Mr. Amos Sapir and Ms. Ephrat Bronfeld, our two independent directors, in order to discuss the alternatives raised by our management in its discussions and the valuation delivered by GSE to CYMI Ltd., in June. In their discussions, Mr. Banwart agreed that if we decided to engage in a going-private transaction, CYMI Private Equity, or one of its affiliates would finance the transaction. Mr. Ben Shaoul stated that in his experience a significant premium on the price of the shares of the company was standard for this type of transaction and suggested a purchase price of $1.40. Messrs. Banwart and Morris stated that, given the fact that an arrangement to achieve a going-private transaction required a 75% majority, the premium should be even higher in order to ensure that it was approved by the required majority. On this basis, Messrs. Banwart and Morris suggested a purchase price of $1.50 for the transaction. On the basis of GSE’s valuation of the fair value of our ordinary shares provided to CYMI, Ltd. on June 7, 2005, it was also agreed that a price of $1.50 would be a fair price to offer to the shareholders and management agreed to engage GSE to provide an updated valuation and a fairness opinion in order to verify this.

        On October 3, 2005, we and Cetus jointly issued a press release announcing that our audit committee had approved, and intended to propose to our board of directors for its approval, a going-private transaction, and that such transaction would offer shareholders a price of $1.50 per ordinary share. It was further announced that Cetus agreed in principle, subject to reaching definitive terms, to provide us with the funding to carry out the proposed transaction and for our future operating needs. On the same date, Clayton L. Mathile, Mary A. Mathile, CYMI Private Equity and CYMI, Ltd. filed a report on Schedule 13D/A with the SEC disclosing the same and we furnished to the SEC a copy of the press release under cover of a Current Report on Form 6-K.

        On October 11, 2005, we issued a press release announcing that our board of directors unanimously approved the going-private transaction and that the board received a fairness opinion in connection with the transaction. It was also announced that the going-private transaction would be submitted to our shareholders and the Court for approval. On the same date, we furnished to the SEC a copy of the press release under cover of a Current Report on Form 6-K.

        During October and November 2005, the chairman of our board decided that it would be in our best interests to offer our founders the opportunity to remain shareholders following the completion of the arrangement. Our management believes that our founders’ continued equity ownership will enable us to leverage their expertise in order to grow our business effectively. Mr. Shimon Klier informed us that the majority of his shares were owned by members of his family and consequently we agreed to extend the offer to remain a shareholder to each of the Klier Shareholders. While the Klier Shareholders responded positively to the offer, several indicated that, for personal reasons, they desired to sell a portion of their shares pursuant to the arrangement. Accordingly, on November 18, 2005, we, CYMI Private Equity, the Klier Shareholders and Rachel Ben-Nun agreed that the Klier Shareholders and Ms. Ben-Nun would remain shareholders of the Company following the completion of the arrangement but that the Company would acquire pursuant to the arrangement 31,822 of the 331,822 ordinary shares held by Mr. Shimon Klier and his wife, Hagit, 31,990 of the 91,990 ordinary shares held by Noam Klier, 50,000 of the 100,000 ordinary shares held by Niri Klier, 47,102 of the 107,102 ordinary shares held by Zvi Klier and 37,000 of the 87,000 ordinary shares held by Udi Klier. Noam, Niri, Zvi and Udi Klier are the children of Mr. Shimon Klier.

        Also on November 18, 2005, CYMI Private Equity, the Klier Shareholders and Ms. Ben-Nun entered into a Memorandum of Agreement (“MOA”) pursuant to which, among other things, the signatories thereto agreed to cooperate with CYMI in effecting the going-private plan for the Company. For additional information relating to the MOA, see “Background and Business of the Company – Related Party Transactions and Transactions with our Executive Officers.” On November 23, 2005, Clayton L. Mathile, Mary A. Mathile, CYMI Private Equity, CYMI, Ltd. and CYMI filed a report on Schedule 13D/A disclosing the execution and the terms of the MOA. See “Background and Business of the Company – Related Party Transactions and Transactions with our Executive Officers.”

        On December 13, 2005, we received a letter (the “Nasdaq Letter”) from the Nasdaq Stock Market Listing Qualifications Department (the “Listing Department”) informing us that we do not comply with Marketplace Rule 4320(e)(2)(B), which requires a company to have (i) a minimum of $2,500,000 in stockholders’ equity, (ii) $35,000,000 market value of listed securities or (iii) $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, and that the Listing Department was reviewing our eligibility for continued listing on The Nasdaq Capital Market. We have until December 28, 2005 to provide the Listing Department a specific plan to achieve and sustain compliance with all The Nasdaq Capital Market listing requirements. While we do not have any such plan, we intend to inform the Listing Department that should the arrangement be successful, we will become a private company and will then voluntarily delist from The Nasdaq Capital Market. We will request that the Listing Department maintain our listing until the completion of the arrangement. In the event that the Listing Department refuses our request, we will appeal such refusal, which will stay any delisting until the hearing of such appeal.

        On December 15, 2005, we filed an application with the Court pursuant to Section 350 of the Companies Law to call a meeting of the Non-Continuing Shareholders for the purpose of voting on the arrangement. On December 16, 2005, we issued a press release announcing that we filed the application with the Court and that we received the Nasdaq Letter. On December 19, 2005, we furnished to the SEC a copy of such press release under cover of a Current Report on Form 6-K.

        On December 21, 2005, the Court authorized us to convene a meeting of the Non-Continuing Shareholders to vote on the implementation of the arrangement.

Purposes of and Reasons for the Arrangement

        In its pitch to our board of directors on January 11, 2005, a representative of the investment banking firm we considered engaging evaluated several strategic alternatives for obtaining the financial resources necessary to grow our business. After hearing the presentation, our management discussed such alternatives and certain additional alternatives. The options considered included the following:

—	selling our company;

—	closing our company;

—	maintaining the status quo;

—	an equity investment;

—	a loan; and

—	a going-private transaction. See "- Alternatives Considered."

        Given our management’s discussions, and the expressed intentions of Cetus to fund, whether directly or through an affiliate, a going-private transaction and provide us with funding for our future operations thereafter, our management decided that we should further examine the going-private alternative. As a result our management looked at various methods for implementing a going-private transaction and determined that a plan of arrangement in which we purchased the shares of our shareholders, was most likely to succeed within a reasonably short period of time. See “– Alternatives Considered.”

        On the basis of GSE’s valuation provided to CYMI, Ltd. in June 2005, in which GSE had determined for CYMI, Ltd. that the fair value per ordinary share of the Company, as of June 7, 2005, was $1.13, our management decided to engage GSE to provide us with an updated valuation of the fair value of our ordinary shares and an opinion as to the fairness, from a financial point of view, of the $1.50 price per share that we were considering paying to the Non-Continuing Shareholders in the framework of the arrangement.

        Our audit committee and board of directors held meetings on October 2, 2005, and October 11, 2005, respectively, in which the following factors were discussed:

—	the shift in our business;

—	our current need for funds;

—	the absence of any third parties interested in purchasing our company at a price over the current market price of our shares;

—	the increased costs of being a public company since the enactment of recent legislation, such as the Sarbanes-Oxley Act of 2002, including increased audit fees and other costs of compliance such as attorneys’ fees, and insurance premiums;

—	the need for management and employees to devote time and energy to completing certain periodic and other reports required of publicly-traded foreign companies under the Exchange Act, which hinder their ability to fully concentrate on building the business;

—	the advantage we give to our competitors which are private companies as a result of our disclosure obligations under the Exchange Act; and

—	the general costs associated with being a public company such as printing, postage, data entry, share transfer and the other administrative expenses related to servicing shareholders who are record holders of relatively small numbers of shares, are high in relation to our small size.

        As a result of their considerations, our audit committee and board of directors concluded that we and our shareholders currently derive no material benefit from continued registration under the Exchange Act and that it is in our best interests to eliminate the administrative and financial burden associated with being and remaining a public company. Additionally, at the audit committee meeting on October 2, 2005, GSE delivered a presentation on the fair value of our ordinary shares in which it concluded that, based on its detailed financial analysis, the fair value per ordinary share, as of such date, was $1.13. GSE also presented a draft opinion stating that the $1.50 per share consideration to be received pursuant to the arrangement was fair, from a financial point of view, to our unaffiliated shareholders. At the October 11, 2005 meeting of our board of directors, GSE delivered the same presentation on the fair value of our ordinary shares and a final opinion (which was identical to the draft opinion presented to the audit committee) to our board of directors.

        Based on their discussions and GSE’s updated valuation and fairness opinion, our audit committee and board decided to engage in a transaction that would result in our ordinary shares being delisted from The Nasdaq Capital Market and becoming eligible for termination of registration pursuant to the Exchange Act. After examining various alternatives, our audit committee and board of directors determined on the basis of the updated valuation and fairness opinion provided by GSE in connection with the arrangement, and various additional considerations, that such a transaction would best be facilitated by a purchase of the shares of all of our Non-Continuing Shareholders for a purchase price of $1.50 per share. See “– Alternatives Considered” and “– Reports of Giza Singer Even Ltd.”

        Consequently, each of our audit committee and board of directors approved, subject to approval by our shareholders, the following proposed arrangement:

—	to purchase the shares held by all the Non-Continuing Shareholders;

—	to pay $1.50 per share for the shares;

—	to pay for the shares through a convertible loan to be provided by CYMI Private Equity or one of its affiliates; and

—	to seek the approval of the Court for the arrangement, including a specific approval for the repurchase of our shares, since we do not have sufficient retained earnings.

Alternatives Considered

        Before making its determination to proceed with the arrangement, our audit committee and board of directors considered the following alternatives to the arrangement:

—	Maintaining the Status Quo. Our audit committee and board of directors considered whether we could reduce operating costs while providing the same quality products and services to customers without taking our company private. However, our audit committee and board concluded that maintaining the status quo would be detrimental to all our shareholders. We would continue to incur the expenses of being a public company without the benefits, and would have no other significant way to reduce expenses and stabilize operations other than to reduce expenses that might have a more direct negative impact on the products and services we provide to our customers. Thus, our audit committee and board rejected this alternative.

—	Conventional debt financing. Our audit committee and board of directors determined that given our current levels of debt and low levels of collateral, such an alternative was not feasible.

—	Private placement. Our audit committee and board of directors determined that given the amount of investment required and our low valuation, any new infusion of capital, if available, would be highly dilutive to our current shareholders.

—	Sale of our company. Our audit committee and board noted that there had been no interest shown by any third parties in the potential purchase of our company, and that there was no indication that even if our management were to actively pursue this alternative, a buyer could be found quickly, if at all, or that a buyer would pay more than the current price of our shares on the market. Additionally, given our funding from the Office of the Chief Scientist of Israel, there may be significant financial penalties in the event of our sale to a non-Israeli acquirer.

—	Closing our company. Our audit committee and board of directors determined that on the basis of the industry reports prepared for us in 2004 and management’s views as to the potential of the market for our new products as well as our technical capabilities, closing our company would provide our shareholders with very little value and would not be in the best interests of our company.

        Our audit committee and board of directors also considered alternatives for carrying out a going-private transaction, including the following:

—	Tender Offer. Under Israeli law, in order for a tender offer to be successfully carried out, it must be approved by 95% of all the company’s shareholders, and even in the event of a such approval the law provides a three month period in which the consideration paid to the shareholders could be challenged. In light of the difficulty in obtaining such a majority and the lack of certainty regarding the results of the tender offer, our audit committee and board rejected this option.

—	Plan of Arrangement. In a plan of arrangement a proposed going-private transaction in which a company purchases all of the shares of its shareholders, requires the approval of a super-majority of the company’s shareholders and following such approval will be reviewed by an Israeli court in order to determine that the proposed transaction is fair to the shareholders. Our audit committee and board were also informed by legal counsel that since under Israeli law we could not repurchase our shares without court approval since we do not have sufficient retained earnings, the application to the court to approve the plan of arrangement could also be utilized for the purposes of obtaining a court order approving the repurchase and consequent reduction in our share capital. In light of the fact that Cetus agreed that either it or one of its affiliates would fund such a transaction through a convertible loan and the fact that it could be carried out within a relatively short time frame, our audit committee and board of directors approved a going-private transaction through a plan of arrangement.

Application with the Israeli Court

        Under Section 350 of the Companies Law, an arrangement may be entered into between a company and its shareholders with the approval of an Israeli court. On December 15, 2005 we applied to the Court pursuant to Section 350 to call a meeting of the Non-Continuing Shareholders, for the purpose of voting on the arrangement. Pursuant to Section 350 of the Companies Law, if the arrangement is approved at the meeting by a majority of those shareholders present and voting at such meeting who together hold at least 75% of the shares represented at such meeting and is thereafter approved by the court, the arrangement will be binding upon us and all the shareholders to which the arrangement relates. In connection with the arrangement, we also asked the Court to approve the repurchase of our shares pursuant to Section 303 of the Companies Law, which prohibits the repurchase of our shares if we do not have sufficient retained earnings. On December 21, 2005, the Court issued an order for convening a meeting of the Non-Continuing Shareholders for the approval of the arrangement and specifically the fact of the repurchase.

        We have also notified our employees and creditors of our application to the Court. Under Israeli law, the Court is authorized to examine the effects of the arrangement on all parties who may be adversely affected by the arrangement.

        If the Non-Continuing Shareholders approve the arrangement at the Meeting, we will have fourteen days to apply to the Court for final approval of the arrangement. On the same day that we make the application to the Court, we will publish a notice in three newspapers with wide circulation in Israel and on our website, announcing the approval of the arrangement at the Meeting, and stating that any person may object to the arrangement during the period of ten days following the publication of the notice. Any person opposing our application for approval of the arrangement may file an objection and affidavit with the Court within the ten day period following the publication of the notice, or in any event no later than five days prior to the date set by the Court for a hearing. If any objections are filed, the Court may hold a hearing to discuss the objections. Whether or not any objections are filed, the function of the Court in exercising its judgment as to whether it should sanction the arrangement, is not limited to a review of the procedural aspects of the arrangement (such as whether (i) the proper meetings were summoned and convened as required by law, (ii) the voting shareholders received adequate information and (iii) the required majority was obtained), but also to consider elements of substantive fairness. In this regard, the court will examine the commercial fairness of the arrangement and whether the resolution approved was adopted to promote the general interest of the shareholders, and not just the private interests of the majority, or out of coercion of the minority. The fact that a plan is not challenged does not relieve the court of its duty to consider the fairness and reasonableness of the plan. In all circumstances it is authorized to amend or reject the substance of a plan even if the statutory majority has approved it and no objections have been filed.

Effects of the Arrangement

        Effects of the arrangement on our company. Our audit committee and board considered the following effects that the arrangement will have on our company:

—	Reduction in the Number of Shareholders of Record and the Number of Shares held by our Shareholders. The arrangement will reduce the number of our shareholders to 11. The shares purchased in the arrangement will be held by us, not afford any rights whatsoever and will be dormant until resold (if ever) by us. Consequently, following completion of the arrangement the number of ordinary shares held by our shareholders will decrease from 13,261,916 (assuming no outstanding options are exercised after the date of this notice) to approximately 5,513,860. We will fund the purchase of our shares through a convertible loan which will be provided to us by CYMI. See “– Source and Amount of Funds or Other Consideration.” CYMI has informed us that it intends to convert such loan into our ordinary shares shortly after the completion of the arrangement. Assuming that the principal amount of such loan is $12.5 million and that such conversion occurs, 8,333,333 ordinary shares will be issued to CYMI and therefore the aggregate number of shares held by our shareholders will increase to approximately 13,847,193.

—	Termination of Registration. Our ordinary shares are currently registered under the Exchange Act and traded on The Nasdaq Capital Market. We are permitted to terminate our registration if there are fewer than 300 record holders of our outstanding ordinary shares. Upon the completion of the arrangement, we will have 11 shareholders of record. We intend to terminate the registration of our ordinary shares under the Exchange Act and to delist our ordinary shares from trading on The Nasdaq Capital Market as promptly as possible after the effective date of the arrangement. As a result we will no longer be required to file annual reports or make other filings under the federal securities laws that are applicable to public companies. Termination of registration will also relieve us of our Israeli law obligations as a public company.

—	Increased Management Focus. Given the amount of time that was devoted by our management and employees to preparing public reports and filings and responding to inquiries from our shareholders, our management and employees will have more time to focus on measures that will allow us to grow our business.

—	Financial Effects of the Arrangement. We estimate that approximately $11.6 million will be required to pay for our ordinary shares purchased in the arrangement, all of which will be funded by a convertible loan to be provided by CYMI. Additionally, we estimate that professional fees and other expenses related to the transaction, will total approximately $500,000 for the following: $420,000 for legal and professional fees; $10,000 for accounting fees; $5,000 for printing costs; $15,000 for transfer agent fees; $26,000 for valuation and fairness opinion fees; and $24,000 for other fees. We anticipate saving approximately $300,000 annually in direct costs and as well as an indeterminable amount in indirect savings resulting from the reduction in time that must be devoted by our employees to preparing public reports and filings and responding to inquiries from our shareholders. However, by becoming a private company we will have eliminated our ability to go to the public securities market in order to raise cash.

—	Rights, Preferences and Limitations. There are no differences between the respective rights, preferences and limitations of our ordinary shares currently outstanding and the ordinary shares to be outstanding after the arrangement becomes effective. There will be no difference with respect to dividend, voting, liquidation or other rights associated with our ordinary shares before and after the arrangement.

        Effects of the Arrangement on our Shareholders. Our audit committee and board of directors reviewed the effects of the arrangement on our shareholders. In doing so, our audit committee and board considered the effects on those of our shareholders who will remain shareholders and those who will be cashed out in the arrangement.

—	Continuing Shareholders. Following implementation of the arrangement, the percentage of beneficial ownership of our outstanding ordinary shares held by the Continuing Shareholders will increase to 100%. The Continuing Shareholders will be entitled to any benefits resulting from any future successes that we may have, including any future sales of our company or by a public offering of our securities. However, the Continuing Shareholders will not receive financial consideration from us in the framework of the arrangement (other than certain Klier Shareholders with respect to the Acquired Klier Shares as described under “– Background of the Arrangement”), will have limited liquidity on their shares and will bear all risk, should we fail to successfully run the business.

—	Shareholders Being Cashed-Out.–Non-Continuing Shareholders. Non-Continuing Shareholders will be cashed out receiving $1.50 per share net, constituting a 41.5% premium over the last closing trading price of $1.06 for our ordinary shares prior to the announcement of the arrangement on October 3, 2005, and a premium of 4.2% over the closing price of our ordinary shares on December 23, 2005, with no brokerage fee. However, the Non-Continuing Shareholders will no longer be shareholders and therefore will not be entitled to vote as shareholders or to share in our assets, earnings or profits, or potential future success.

        Effects of the Arrangement on our Option Holders. As of December 15, 2005, options to purchase 1,717,151 of our ordinary shares were outstanding. Our audit committee and board reviewed the effects of the arrangement on our option holders. Each outstanding option to purchase our ordinary shares (whether vested or unvested) will remain outstanding after the consummation of the arrangement and the terms and conditions of such options will remain unchanged. Option holders who hold vested options to purchase our ordinary shares will be entitled to exercise their options prior to the effective date of the arrangement and, assuming that the arrangement becomes effective, receive $1.50 per share pursuant to the arrangement. Thus the effect of the arrangement on the option holders will be that (i) in the event that they exercise vested options prior to the effective date, they will be cashed out and (ii) in the event that any options they hold are unvested, they will remain outstanding and should option holders choose to exercise their options in the future, they will become shareholders in our company, and therefore be entitled to share in any potential benefits resulting from any future successes that we may have, including any future sales of our company or by a public offering of our securities. However, option holders will not be receiving any financial consideration from us in the framework of the arrangement and, to the extent they exercise such options after completion of the arrangement, will have limited liquidity with respect to the shares they receive upon such exercise.

        Effects of the Arrangement on CYMI’s interest in our net book value and net earnings. The following table sets forth CYMI’s interest in the Company’s net book value and net earnings prior to, and immediately after, the arrangement based upon the net book value and net earnings of the Company as of and for the nine-month period ended September 30, 2005 (dollars in thousands).

Ownership Prior to the Arrangement				Ownership After the Arrangement*
Net Book Value		Net Earnings		Net Book Value		Net Earnings
$	%	$	%	$	%	$	%

$55.5	33.01	$(1,052)	33.01	$133.4	79.4	$(2,531.3)	79.4

* Excludes the ordinary shares issuable to CYMI upon conversion of the convertible loan (to be provided to us by CYMI in connection with the arrangement) which conversion is expected to occur shortly after completion of the arrangement as described under ” – Source and Amount of Funds or Other Consideration.”

Fairness of the Arrangement to the Non-Continuing Shareholders

        Based on the reasons and considerations set forth below, the Company’s audit committee and board of directors have concluded that the arrangement is substantively and procedurally fair to the Company’s unaffiliated shareholders and in the best interests of the Company.

        The audit committee and the board believe that the arrangement is procedurally fair to the unaffiliated shareholders because, among other things:

—	Our audit committee reviewed the arrangement and unanimously approved it, having received a draft opinion from GSE that, as of the date of such draft opinion, the $1.50 per share consideration to be received pursuant to the arrangement is fair, from a financial point of view, to the unaffiliated shareholders. Our audit committee is comprised of two external directors (as required under Israeli law) and one additional director who satisfies the relevant Nasdaq requirements for independence. These directors have and have had no affiliation (other than by their service as directors) to, or contractual relationships with, us or our controlling shareholders or their affiliates and in the case of our two external directors, their remuneration is fixed by law;

—	Our board of directors, the majority of the members of which are not employed by us and have and have had no affiliation (other than by their service as directors) to, or contractual relationships with our controlling shareholders or their affiliates, reviewed the arrangement and unanimously approved it, having received a final opinion (identical to the draft opinion presented to the audit committee) from GSE that, as of the date of such opinion, the $1.50 per share consideration to be received pursuant to the arrangement is fair, from a financial point of view, to the unaffiliated shareholders;

—	Under Israeli law, the arrangement must be approved by a majority of the Non-Continuing Shareholders voting at the Meeting (whether in person or by proxy) who hold at least seventy-five percent (75%) of the voting power present at the Meeting. Furthermore, because the arrangement will be funded by CYMI the arrangement is deemed to be a transaction with a controlling shareholder, in addition to the 75% majority, the arrangement will also be subject to the approval of at least one-third of all of the votes cast by the Record Holders who are represented in person or by proxy at the Meeting and do not have a ’personal interest” in the arrangement. Alternatively, the votes cast against the arrangement must not exceed 1% of our outstanding shares. See “Required Vote; Failure to Effect the Arrangement.”

—	In accordance with Israeli law, any of our shareholders, creditors or option holders are entitled to file with the Court an objection to the arrangement, which objection will be considered by the Court even if the arrangement has been approved by our shareholders; and

—	Following approval by our Non-Continuing Shareholders, under Israeli law, the arrangement must be approved by the Court, which will only approve it if it is satisfied that the arrangement is procedurally and substantively fair to our shareholders. See “–Application to Israeli Court.”

        Our audit committee and board of directors considered the following factors, among others, in determining that the arrangement is substantively fair to the unaffiliated shareholders and in the best interests of the Company:

—	Current and Historical Market Prices and Trading Volumes of our Ordinary Shares.Although our shares are quoted on The Nasdaq Capital Market, there is a limited trading market for our ordinary shares. During the 12-month period prior to the public announcement of the proposed arrangement, from October 1, 2004 through October 2, 2005, the average daily trading volume on The Nasdaq Capital Market for our ordinary shares was approximately 29,255 shares. The high and low sale prices for our ordinary shares from January 1, 2005 to December 23, 2005 ranged from a high of 1.68 on January 19, 2005 to a low of $0.67 per share on July 8, 2005. The closing sale price of our ordinary shares on September 30, 2005, which was the last trading day on which our ordinary shares were traded before we announced the proposed arrangement, was $1.06 per share. See “Background and Business of the Company –Market Prices for our Ordinary Shares” for more information about our ordinary share prices;

—	Premium Over Market Price. The price to be paid for the shares in the arrangement represents a 41.6% premium over the last closing trading price of $1.06 for our ordinary shares prior to the announcement of the arrangement on September 30, 2005, and a premium of 11.1% over the average closing trading price of $1.35 for the 30 calendar days prior to December 23, 2005;

—	GSE Updated Valuation. The updated valuation delivered by GSE to our audit committee and board to the effect that, as of the date of such valuation, the fair value per ordinary share was $1.13;

—	GSE Opinion. The opinion delivered by GSE to the effect that, as of the date of such opinion, the $1.50 per share consideration to be received pursuant to the arrangement is fair, from a financial point of view, to the unaffiliated shareholders;

—	Difficulty in Selling our Shares. While the arrangement will eliminate any control over the timing or price of the sale of our Non-Continuing Shareholders’ shares, the current low price of our shares and small volume of sales means that Non-Continuing Shareholders in any event have limited choice as to the timing and price of sales, particularly if they wish to sell a large number of shares;

—	Absence of Risk from Exposure to Potential Failure. Current uncertainty regarding our future performance in light of current market conditions, means that there is no guarantee that our business will succeed or that there will be any material increase in the value of our ordinary shares in the foreseeable future; and

—	Cash Consideration. The consideration pursuant to the arrangement will be paid entirely in cash which provides certainty of value. Furthermore, the arrangement would enable the Non-Continuing Shareholders to dispose of their shares without incurring brokerage costs.

        In reaching their conclusion that the arrangement is substantively fair to the unaffiliated shareholders as described above, the audit committee and the board of directors reviewed the following information:

—	GSE’s updated valuation delivered to our audit committee and board to the effect that, as of the date of such valuation, the fair value per ordinary share was $1.13;

—	GSE’s opinion to the effect that, as of the date of such opinion, the $1.50 per share consideration to be received pursuant to the arrangement is fair, from a financial point of view, to the unaffiliated shareholders;

—	our annual financial statements, including consolidated audited financial statements for each of the past five years up to and including for the year ended December 31, 2004;

—	our quarterly unaudited financial statements for the fiscal quarter ended June 30, 2005;

—	management projected revenue and cost budgets for the fiscal year ending December 31, 2005;

—	management projections of operating performance for fiscal year ending 2005;

—	market information on the recent price behavior and trading volume of our ordinary shares; and

—	the tax effects of the arrangement on our shareholders.

        As discussed under “Special Factors – Background of the Arrangement,” on December 13, 2005, we received the Nasdaq Letter notifying us that the Nasdaq staff was reviewing our eligibility for continued listing on The Nasdaq Capital Market as a result of our failure to comply with Nasdaq’s listing requirements. Neither the audit committee nor the board of directors considered the delisting of our ordinary shares as a factor in its determination regarding the fairness of the arrangement because we received the Nasdaq Letter after such determinations were completed. In light of the Nasdaq Letter, regardless of whether we become a private company as a result of the arrangement, we expect that Nasdaq will delist our ordinary shares from The Nasdaq Capital Market because we do not currently meet and do not expect that we will meet Nasdaq’s listing requirements. It is likely that delisting would further reduce the liquidity of our ordinary shares. While price quotations for our ordinary shares may continue to be reported after delisting in less formal reporting systems such as the Pink Sheets Electronic Quotation Service, we cannot assure you that this will happen, or even if it does happen, that an active market will exist for you to sell your shares.

        Our board of directors did not believe that it was necessary to appoint an independent third party to represent and negotiate the terms of the arrangement on behalf of the unaffiliated shareholders. For the reasons set forth in this section, our audit committee and the board of directors believed that there were sufficient procedural safeguards in place and that the arrangement is procedurally and substantively fair to the unaffiliated shareholders, notwithstanding the lack of an independent third party to represent the unaffiliated shareholders.

        The foregoing discussion of the information and factors considered and given weight by our audit committee and board of directors is not intended to be exhaustive but is believed to include all material factors considered by our audit committee and board of directors. In addition, in reaching the determination to unanimously approve and recommend the arrangement, neither the audit committee nor the board of directors assigned any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors, except that because of the relative lack of liquidity of our ordinary shares, our audit committee and board generally placed more emphasis on the updated valuation and the fairness opinion of GSE than on the share price as reported on The Nasdaq Capital Market. The audit committee is, however, unanimous in its recommendation that the board of directors approve the arrangement and the board of directors is unanimous in its recommendation that the shareholders vote in favor of the arrangement.

        CYMI, CYMI Private Equity and Cetus, who have been deemed “filing persons” for purposes of the Schedule 13E-3 filed by us with the SEC in connection with the arrangement, have adopted the analyses of our audit committee and board of directors regarding the fairness of the arrangement to our unaffiliated shareholders and determined that the arrangement is procedurally and substantively fair to our unaffiliated shareholders.

Reports of Giza Singer Even Ltd.

Valuation by Giza Singer Even Ltd. Delivered to CYMI, Ltd. in June 2005

        In March 2005, CYMI, Ltd. engaged GSE to provide it with a valuation of the fair value of our ordinary shares in connection with a possible tender offer contemplated by it at such time. In June 2005, GSE provided to CYMI, Ltd. a presentation and written executive summary regarding its valuation, in which it concluded that the fair value per ordinary share, as of June 7, 2005, was $1.13 (the “June Valuation”).

        The full text of the presentation and executive summary of GSE delivered to CYMI, Ltd. in connection with the June Valuation is available for inspection and copying at our principal offices during our regular business hours by any shareholder as of the record date (or representative as designated in writing), upon written notice to us. We will provide a copy of such presentation and executive summary to any shareholder upon written request to us at the expense of the requesting shareholder. The presentation and executive summary are also included as Exhibit (c)(3) and (c)(4), respectively, to the Schedule 13E-3 we filed with the SEC on the same date as this proxy statement.

        The June Valuation was based on our audited financial statements for the year ended December 31, 2004, our unaudited financial statements for the three-month period ended March 31, 2005 and general market conditions. In its analysis, GSE took the view that we were in the middle of a process of repositioning ourselves from primarily a training distance learning company via satellite conferencing, into a company specializing in web-conferencing and collaboration. GSE took the view that, while our original business was in a decaying sector, it continued to provide limited revenues and served as the basis for evolution into our future primary market, itself a nascent market. In light of this analysis, in its valuation, GSE took the view that we had the major characteristics of a “start-up” company; expected accelerated growth of our company coupled with very limited sales, limited remaining available cash, substantial research and development and marketing expenditures and anticipated accelerated growth in our new market.

        In its valuation, GSE noted that our revenues had decreased from $10 million in 2003 to $4.4 million in 2004. Most of the 2004 revenue was generated from our satellite conferencing and e-learning activities, with our web-conferencing and collaboration activity producing only insignificant revenues. During this period, our operating profits declined from $0.6 million in 2003 to an operating loss of $5.5 million in 2004.

        GSE used the reports of Wainhouse Research, LLC (“Wainhouse”), a market research firm, and Frost & Sullivan, a research and consulting firm, which forecast substantial market growth in addition to a transition and reorganization of the conferencing and collaboration market until 2009 with the highest growth, from $0.6 to $0.8 billion in 2005 to $2.2 billion in 2009, in the web-conferencing market. GSE stated in its report that the evolution of the market is expected to cause a shift in customer preference from service providers to software vendors (our new business model).

        The June Valuation was performed using the discounted cash flow method (“DCF”), using a five-year cash flow forecast (2005 – 2009) based on our 2005 business plan and a terminal value representing perpetual growth. The DCF valuation included:

—	a separate analysis of future cash flows generated by our two business activities –each one with its own growth rate and profit and expense structure (with GSE assuming (i) for the web-conferencing and collaboration segment, a growth rate of slightly greater than double the market compound annual growth rate forecasted by Frost and Sullivan until 2009, followed by a steady state of growth of 6% perpetual annual growth, and (ii) for the satellite conferencing and e-learning segment, no growth until 2009, based on existing and expected contracts, followed by long term decay).

—	the assumptions that we would generate steadily increasing revenues until 2009 (approximately $28 million) with negative EBIDTA in 2005, 2006, 2007, slight profitability in 2008, and EBIDTA of approximately $9 million in 2009 with EBIDTA of approximately $7 million as our terminal value.

—	the assumption of a 22.5% cost of capital, extrapolated from a composite of similar companies (financial position and size), representing GSE’s analysis of our intrinsic risk (size and maturity) and the market risk.

        Because we have issued options, the value per share was assessed using the Black-Scholes formula.

        In light of the above analysis, GSE indicated our equity value as of June 6, 2005 at approximately $15.3 million (taking into consideration approximately $2 million of excess assets), equivalent to a value per share of $1.13 (in comparison to the closing price of our shares on May 31, 2005, of $0.99 per share).

Updated Valuation and the Opinion of Giza Singer Even Ltd. Delivered to Our Audit Committee and Board in October 2005

        Upon its receipt of the June Valuation, CYMI, Ltd. provided a copy thereof to Mr. George Morris, the chairman of our board of directors and Mr. Daniel Yelin, our chief financial officer, who then held internal discussions and discussions with certain of our shareholders with respect to a going-private transaction. See “– Background of the Arrangement.” As a result of these discussions and the decision to consider a $1.50 purchase price for our shares, our management decided to retain GSE to provide an updated valuation of our ordinary shares and to evaluate the fairness, from a financial point of view, of the consideration to be received by our unaffiliated shareholders pursuant to the arrangement.

        Our management selected GSE because in addition to the knowledge that it had acquired on our company and business in providing its valuation to CYMI, Ltd., GSE is a financial advisory firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions, distributions of securities, private placements and other general corporate purposes. GSE does not own nor has it ever owned any interest in our company, and GSE has no agreement or understanding to provide additional services to us beyond the scope of the opinion.

        The full text of the updated valuation and fairness opinion of GSE delivered to our audit committee and board of directors are available for inspection and copying at our principal offices during our regular business hours by any shareholder as of the record date (or representative as designated in writing), upon written notice to us. We will provide a copy of such report and opinion to any shareholder upon written request to us at the expense of the requesting shareholder. The updated valuation and fairness opinion are attached to this proxy statement as Appendix B and Appendix C, respectively, and are incorporated herein by reference. You are urged to carefully read GSE’s updated valuation and fairness opinion in their entirety.

Updated Valuation by Giza Singer Even Ltd. Delivered to Our Audit Committee and Board

        On October 2, 2005, GSE delivered to our audit committee a presentation regarding the fair value of our ordinary shares, in which GSE concluded that the fair value per ordinary share, as of such date, was $1.13 (the “October Valuation”). On October 11, 2005, GSE delivered the same presentation to our board of directors. The conclusions of the October Valuation were identical to those contained in the June Valuation.

        While the conclusions were identical, the June Valuation was based on our audited financial statements for the year ended December 31 2004, general market conditions and our commercial situation as of the first quarter of 2005, whereas the October Valuation was based, in addition to the foregoing factors, on:

—	our unaudited financial statements for the period ended June 30 2005;

—	market trends for the period including the third quarter of 2005; and

—	our commercial and marketing agreements as of the third quarter of 2005, including our agreement with Microsoft, as described in more detail under “Background and Business of the Company – Our Company.”

Opinion of Giza Singer Even Ltd.

        During the meeting of our audit committee on October 2, 2005, GSE provided the audit committee with a draft opinion and detailed explanation of the financial analyses supporting its opinion. On October 11, 2005, GSE’s presented its final opinion to our board, which was identical to the draft opinion, and provided the same detailed explanation that it provided to our audit committee. GSE’s written opinion stated that the $1.50 per share consideration to be received pursuant to the arrangement was fair, from a financial point of view, to our unaffiliated shareholders.

        The following summary of GSE’s opinion should be reviewed carefully. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion. In arriving at its conclusion, GSE considered the result of all relevant analyses. Analyses based upon forecasts of future results are not necessarily indicative of actual future values, which may be significantly more or less favorable than those suggested by such analyses, nor should they be viewed as predictions of potential future trading prices for our ordinary shares.

        GSE’s opinion was provided for the information and assistance of our audit committee and board of directors in connection with their consideration of the arrangement. GSE’s opinion is not intended to be and does not constitute a recommendation to any Non-Continuing Shareholder as to how such shareholder should vote with respect to the arrangement. GSE was not requested to opine as to, and its opinion does not address, our underlying business decision to proceed with or effect the arrangement.

         Scope of Review

        In arriving at its opinion, GSE reviewed and analyzed:

—	Publicly available information about us, including, without limitation, our annual report on Form 20-F for the year ended December 31, 2004, and our financial results for the six-months period ended June 30, 2005;

—	Financial and operating information with respect to our business, operations and prospects;

—	Assessments and additional data regarding projected future revenue, operating costs, operating profit and capital investments provided to GSE by our management;

—	The trading history of our ordinary shares;

—	A comparison of our historical financial results and our present financial condition with those of other companies that GSE deemed relevant;

—	Published estimates and forecasts of independent equity research analysts and independent market research analysts, including Frost & Sullivan and Wainhouse with respect to our future financial performance and that of other companies that GSE deemed relevant;

—	An analysis of an oral summary of the proposed arrangement by our management;

—	Discussions with our management concerning our business, operations, assets, financial condition, products and marketing development and prospects; and

—	A review of our previous transactions.

         Assumptions and Limitations

        GSE, in arriving at its opinion, assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of our management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading.

        In connection with rendering its opinion, GSE performed certain financial, comparative and other analyses as described below. In arriving at its opinion, GSE ascribed a specific value to our company upon which it determined the fairness, from a financial point of view of the share price offered to our unaffiliated shareholders, on the basis of the financial analyses described below. The preparation of its fairness opinion involved various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, GSE’s opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, GSE did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, GSE’s analyses must be considered as a whole and considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, GSE made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in the analyses. In addition, analyses relating to the value of our business activities did not purport to be appraisals or to reflect the prices at which such business activities could actually be sold. GSE did not express an opinion as to the price at which our shares actually would trade following the announcement of the arrangement.

         GSE’s Analysis

        GSE performed a detailed analysis that included:

—	A review of our financial history;

—	A detailed analysis of the world conferencing and collaboration market in general and specifically of our competitors;

—	The construction of a projection of our future cash flows and the discounting of these cash flows at an appropriate cost of capital; and

—	A sensitivity analysis of the major factors affecting our business and prospects.

        GSE also analyzed the reports of Frost & Sullivan from 2003 and Wainhouse from November 2004 which forecast substantial growth in the conferencing and collaboration market until 2009 with the highest growth (from $0.6 to $0.8 billion in 2005 to $2.2 billion in 2009) occurring in the web-conferencing sector of the market. In their analyses, Frost & Sullivan as well as Wainhouse forecast market evolution in customer preference from service provider to software vendor/enterprise (corresponding with our business model). GSE assumed also similar market growth to continue in 2010, as wireless technologies mature, enabling greater wireless collaboration.

        GSE also examined our potential in capitalizing on our technological advantage, which in its view included our seamless collaboration feature (which enables our product to communicate without the need for extensive “hook-ups” with various technologies and on different platforms), our “early mover” advantage, and the expected shift in customer preference towards software vendors.

        GSE performed a discounted cash flow analysis to estimate the net asset value of our ordinary shares. GSE estimated the present value of the future cash flows expected to be generated by our two business activities – each one with its own growth rate and profit and expense structure as follows:

—	For the web conferencing and collaboration segment, we assumed a compounded annual growth rate (CAGR) of approximately 60%, followed by a steady state of 6% perpetual annual growth; and

—	The satellite conferencing and e-learning segment was relegated to a steady state until 2010, based on existing and expected contracts, followed by the long term decay of this segment.

        GSE calculated our cash flow values as the sum of the net present value of:

—	The management forecasted cash flow that we will generate in the year 2005;

—	The estimated cash flow that we will produce over the years 2006 through 2010; and

—	Our terminal value at the end of that period.

        Production and cost estimates, both variable and fixed, were based on information provided by our management. These assumptions resulted in steadily increasing revenue generating negative EBIDTA in 2006, 2007, 2008, breakeven and slight profitability in 2009, EBIDTA of approximately $ 13 million in 2010.

        GSE’s risk assumptions were based on its experience, and were confirmed as reasonable by our management. GSE adopted a cost of capital extrapolated from a composite of similar companies (financial position and size) and representing GSE’s analysis of our intrinsic risk (size and maturity) and the market risk, with which to discount the cash flows, as follows:

—	22.5% for free cash flows (positive and negative) generated during the initial five year framework accelerated growth period; and

—	16.5% for our terminal value (considering a long term growth of 6%).

        The following table presents the expected cash flow, based on the assumptions of the GSE forecast model.

Arel Profit & Loss (2005-2010): Discounted Cash Flow

(in millions)

	2005	2006	2007	2008	2009	2010
Total Revenues	$5.2	$7.0	$9.9	$14.6	$22.3	$34.7
Total Web Revenue	2.7	4.5	7.3	11.9	19.5	31.8
Total Satellite Revenue	2.5	2.5	2.6	2.7	2.8	2.9
Web Gross Profit	1.6	3.1	5.4	9.3	15.7	26.2
Satellite Gross Profit	1.4	1.4	1.4	1.5	1.5	1.5
Total GROSS PROFIT	3.0	4.5	6.8	10.8	17.2	27.7
Research & Development	2.4	2.6	2.7	3.0	3.2	3.4
Sales & Marketing	3.9	4.2	4.7	5.5	6.6	8.4
G&A Expenses	2.8	2.9	3.0	3.1	3.2	3.4
Operating Profit	(6.1)	(5.2)	(3.7)	(0.8)	4.2	12.5
EBITDA	(5.9)	(5.0)	(3.4)	(0.5)	4.4	12.7

        This analysis indicates an implied enterprise net asset value of approximately $15.3 million and an implied value per share of approximately $1.13 in comparison to the September 30, 2005 market share price of $1.06 (the last closing trading price for our ordinary shares prior to the announcement of the arrangement on October 3, 2005) (based upon 15.24 million issued and outstanding shares, assuming the exercise of all warrants and options, and $415,000 of current financial assets in excess of debt).

        Based upon and subject to the foregoing, GSE provided us with an opinion that, as of the date of the fairness opinion, the consideration under the arrangement is fair from a financial point of view to the unaffiliated shareholders.

Credentials of GSE and Relationship of GSE with Our Affiliates

        GSE was established 1985 and is one of the largest and leading unaffiliated financial consulting firms in Israel. GSE provides consulting services including: valuation and financial analysis, complex economic and financial modeling, financial strategy, the preparation of business plans and expert opinions.

        GSE’s Israeli client base includes some of the largest entities in Israel including governmental agencies, the Knesset (Israeli parliament), banks, underwriters, Israeli institutional investors and large public companies.

        GSE was retained by us solely to render an opinion in connection with the proposed arrangement and will receive a flat fee for services rendered. This fee is not contingent upon the consummation of the arrangement. In addition, we have agreed to indemnify GSE for certain liabilities that may arise out of the rendering of its opinion.

        In March 2005, GSE was engaged by CYMI, Ltd. to provide a valuation of the fair value of our ordinary shares. GSE has also provided several financial consultations over the course of several years – not related to us – for the Polar Group (an affiliate of Play Moran Holdings (1993) Ltd., one of our significant shareholders) and has received customary fees for such services.

Required Vote; Failure to Effect the Arrangement

        Although our audit committee and board of directors believe that the arrangement will be implemented and that we will go private, we cannot guarantee that the arrangement will be implemented. The arrangement will not become effective unless (i) it is approved by a majority of the Non-Continuing Shareholders voting at the Meeting, who hold at least seventy-five percent (75%) of the voting power represented at the Meeting, (ii) it is approved by the Court and (iii) all required regulatory approvals are obtained.

        In addition, because the arrangement will be funded by CYMI as described below under ” – Source and Amount of Funds or Other Consideration,” the arrangement is deemed to be a transaction with a controlling shareholder under applicable Israeli law, and is therefore subject to additional approval procedures required under Israeli law for such transactions. Accordingly, in addition to the 75% majority approval described above, the arrangement will also be subject to the approval of at least one-third of all of the votes cast by the Record Holders who are represented in person or by proxy at the Meeting and do not have a “personal interest” (as defined below) in the arrangement. Alternatively, the votes cast against the arrangement must not exceed 1% of our outstanding shares. A “personal interest” of a shareholder in the approval of an act or a transaction of a company, (i) includes the personal interest of any members of his or her immediate family (including the spouses thereof), or a personal interest of an entity in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the company or another entity.

        We will not purchase any shares if the arrangement is not declared effective by the Court. Consequently, we would continue to file annual reports on Form 20-F and comply with all other applicable reporting and disclosure requirements. However, regardless of whether we become a private company as a result of the arrangement, we expect that Nasdaq will delist our ordinary shares from The Nasdaq Capital Market because we do not currently meet and do not expect that we will meet Nasdaq’s listing requirements.

        Our audit committee and board of directors considered the possibility that the arrangement may not be implemented. Our audit committee and board determined that the potential benefits of implementing the arrangement, in the form of reduced operating expenses without directly affecting our operations, is worth risking the expense and the investment of management time even if the arrangement is not implemented.

        Our audit committee and board of directors have the right to abandon the arrangement before its effective date, even after shareholder approval, if for any reason our audit committee and board of directors determine that it is not advisable to proceed with the arrangement.

No Appraisal Rights

        Under Israeli law our shareholders are not entitled to appraisal rights in connection with the arrangement. However, any of our shareholders who oppose the arrangement are entitled to file a motion with the Court explaining the reasons for opposing the arrangement and requesting that the Court reject the arrangement or approve it with modifications. The Court is authorized, at its discretion, to issue an order approving the arrangement, rejecting the arrangement or approving the arrangement subject to modifications. See “– Application to the Israeli Court.”

Exchange of Share Certificates

        If your ordinary shares are held through a nominee such as a bank or broker, you should follow the instructions of your nominee regarding how to deliver those ordinary shares.

        The arrangement will become effective on the date of approval by the Court (the “effective date”) We will thereafter deposit sufficient funds with the American Stock Transfer and Trust Company, our transfer agent, for the purchase of all our shares subject to the arrangement. As soon as practicable after the effective date, American Stock Transfer and Trust Company, our transfer agent, will send our shareholders a letter of transmittal which will provide the instructions by which shareholders will surrender their share certificates and receive cash to which they are entitled after the arrangement becomes effective. If certificates evidencing ordinary shares have been lost or destroyed, the transfer agent may, in its sole discretion, accept in connection with the arrangement a duly executed affidavit and indemnity agreement of loss or destruction, in a form satisfactory to us, in lieu of the lost or destroyed certificate. Shareholders whose certificates have been lost or destroyed should contact our transfer agent. You will not be paid for your shares if you do not return your share certificates or submit other evidence of ownership. In any event, following the effective date of the arrangement, we will automatically become the owner of your shares and you will lose all rights in connection with them, other than the right to receive the purchase price per share provided in the arrangement.

The transfer agent's details are as follows: American Stock Transfer and Trust Company 59, Maiden Lane New York, New York 10038

        A check representing the amount payable to a Non-Continuing Shareholder who has complied with the procedures set out above will, as soon as practicable after the effective date and after the receipt of all required documents, be forwarded to the Non-Continuing Shareholder at the address specified in the Letter of Transmittal by insured first-class mail. Additional instructions regarding lost or destroyed share certificates will be included in the letter of transmittal that will be sent to shareholders after the arrangement becomes effective.

        Except as described above with respect to lost share certificates, there will be no service charges or costs payable by shareholders in connection with the payment of cash for the shares. We will bear these costs.

        The letter of transmittal will be sent to shareholders promptly after the effective date of the arrangement.

        DO NOT SEND IN YOUR SHARE CERTIFICATE(S) UNTIL YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL.

Conduct of Business after the Arrangement

        We believe that there are significant advantages in becoming a private company, and we plan to avail ourselves of any opportunities we may have as a private company, including amending our articles of association, changing the composition of our board of directors, making any public or private offering for our shares or entering into any other arrangement or transaction we deem appropriate. Nevertheless, other than as described in this proxy statement, we do not have any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; or to sell, transfer or distribute any material amounts of our assets to the Continuing Shareholders or to any other third party; or to materially change our indebtedness or capitalization; or otherwise effect any material change in our corporate structure or business.

        However, while our audit committee and board do not presently intend to enter into any extraordinary corporate transaction following implementation of the arrangement, there exists the possibility that we may enter into such a transaction in the future and the Continuing Shareholders after the arrangement may receive payment for their shares in any such transaction lower than, equal to or in excess of the amount paid to our shareholders in the arrangement.

        CYMI, which will provide us with a convertible loan to finance the arrangement and the related costs and expenses, has informed us that it intends to convert such loan into our ordinary shares shortly after the completion of the arrangement. Assuming that the principal amount of such loan is $12.5 million and that such conversion occurs, 8,333,333 ordinary shares will be issued to CYMI. CYMI has also expressed an intention, subject to the consummation of the arrangement, to provide us with funding for our future operating needs, either directly or through one of its affiliates. Following the consummation of the arrangement, we intend to enter into negotiations with CYMI with respect to the terms of such future financing. See “– Source and Amount of Funds or Other Consideration.”

United States Federal Income Tax Consequences of the Arrangement

        The following is a discussion of the principal U.S. federal income tax consequences to our shareholders of the arrangement. This discussion is for general information only. This discussion does not address potential U.S. state or local, non-U.S., estate or other tax consequences. This discussion assumes holders hold their shares as capital assets. This discussion does not address consequences that may be relevant to holders in light of their individual investment circumstances or to holders subject to special rules, including financial institutions, tax-exempt organizations, S corporations and other pass-through entities, insurance companies, mutual funds, dealers and traders in securities or foreign currencies, holders subject to the alternative minimum tax, holders who hold shares in connection with a hedge against currency risk, straddle or a constructive sale or conversion transaction, holders who own 10% or more by vote of our shares, and, except as specifically provided below, holders who acquired shares pursuant to the exercise of employee options, through a tax qualified retirement plan or otherwise as compensation. This discussion assumes that a “U.S. Holder” is an individual citizen or resident of the United States or a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia.

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, the U.S. Treasury Department regulations and court and administrative rulings and decisions in effect on the date of this proxy, all of which are subject to change, possibly with retroactive effect. We have neither requested nor received a tax opinion from legal counsel or a ruling from the U.S. Internal Revenue Service with respect to any of the matters discussed herein. Holders are strongly urged to consult their tax advisor to determine the particular tax consequences to them of the arrangement.

        For U.S. federal income tax purposes, the arrangement will be treated as a taxable sale or exchange of shares for cash by the U.S. Holders. Accordingly, subject to the discussion below with respect to option holders and passive foreign investment company (“PFIC”) status, each U.S. Holder will recognize capital gain or loss by reason of the disposition of its shares pursuant to the arrangement in an amount equal to the difference between the amount of cash received by the U.S. Holder and its tax basis in such shares. Any capital gain will be long term with respect to shares the U.S. Holder has held for more than one year. Long term capital gain of a non-corporate U.S. Holder is generally subject to tax at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.

        Special rules may apply to option holders who exercise their options for shares prior to the effective date of the arrangement and receive cash in exchange for such shares. Gain from the sale or exchange of such shares may be ordinary income, taxable to U.S. Holders of such shares at ordinary income rates. The amount of such income will generally equal the difference between the cash received and the exercise price of such shares.

        We do not believe we will be a PFIC in the current taxable year nor do we believe we were a PFIC in any prior taxable year. However, PFIC status is a factual determination, and it is possible that we will be a PFIC in the current taxable year or were a PFIC in a prior taxable year due to changes in valuation and the composition of our income and assets. A U.S. Holder who holds shares in any taxable year in which we are or were a PFIC will be subject to special rules with respect to any gain realized from the arrangement. Pursuant to these rules, (i) gain would be allocated ratably to each day of the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and to taxable years in which we were not a PFIC would be treated as ordinary income, and (iii) the amount allocated to each other taxable year would be subject to tax at the highest ordinary income tax rate in effect for that year and an underpayment interest charge.

        Non-corporate U.S. Holders may be required to furnish correct taxpayer identification numbers and certify they are not subject to backup withholding on a U.S. Internal Revenue Service Form W-9. Failure to provide such information may result in U.S. backup withholding. Any amounts withheld under the U.S. backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

Israeli Tax Consequences of the Arrangement

        The following is a summary discussion of certain Israeli tax considerations in connection with the arrangement. The following summary is based upon the Israeli Income Tax Ordinance (New Version) 1961, as amended and other laws and regulations, all as in effect as of the date of this proxy statement. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. No assurance can be given that future legislation, regulation or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences, which may apply to particular holders of our shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

        Israeli law imposes a capital gains tax on the sale of capital assets, including securities and debentures. In general, the distribution of the rights we are distributing, the exercise of the rights we are distributing and the conversion of the debentures into ordinary shares will not be subject to Israeli tax (different rules may apply to employees – see below).

         The 2006 Tax Reform

        The following are the major changes regarding an Israeli resident included in the 2006 Tax Reform which are applicable to the sale of our ordinary shares. The 2006 Tax Reform will not derogate from the special provisions applicable to non-residents, under Israeli tax law and the US-Israel Tax Treaty, as described above.

         Individuals

        According to the 2006 Tax Reform, an individual will be subject to a 20% tax on real capital gains, so long the individual is not a controlling shareholder (generally a shareholder with 10% or more in the right to profits, right to nominate a director and voting rights) in the company constituting the origin of this income. This implies a lower tax rate for individuals on income deriving from the sale of securities not traded on a stock exchange and a reduction in the tax rate to 20% (from 25%) on dividends, with a concurrent increase in the tax on the gains from publicly traded securities from 15% to 20%.

        A controlling shareholder will be subject to a tax of 25% in respect of real capital gains derived from the sale of shares in the controlled company. The determination of whether the individual is a controlling shareholder will be made on the date the shares are sold. Nevertheless, the individual will be viewed as a controlling shareholder even if at any time during the 12 months preceding this date he had been a controlling shareholder.

        Corporations will be subject to corporate tax rates in respect of total income, including capital gains and interest, with the corporate tax rate reduced gradually from 34% in 2005 to 25% in 2010. However, between 2006 and 2009, taxable income that was taxed prior to the effective date of this Reform at a tax rate up to 25%, will be taxed at a rate of 25%.

Source and Amount of Funds or Other Consideration

        We expect to pay approximately $11.6 million for the shares to be acquired pursuant to the arrangement. In addition, we estimate that professional fees and other expenses related to the arrangement will total approximately $500,000 including: $420,000 for legal and professional fees, $10,000 for accounting fees, $5,000 for printing costs, $15,000 for transfer agent fees, $26,000 for valuation and fairness opinion fees and $24,000 for other fees.

        We have received a commitment letter, dated December 15, 2005, from CYMI to obtain, subject to the conditions set forth therein, a convertible loan of up to $12.5 million to finance the arrangement and to pay related fees and expenses (the “Convertible Loan”). The Convertible Loan will be evidenced by a Convertible Demand Note (the “Convertible Note”) to be executed by us in favor of CYMI. The Convertible Note will become due on demand or, if no earlier demand is made, on the second anniversary of the date of the Convertible Note (the “Outside Maturity Date”). The Convertible Note will bear interest at the mid-term applicable federal rate, compounded semiannually (as described in Section 1274(d) of the Internal Revenue Code of 1986, as amended) (the “Mid-Term AFR Rate”), in effect on the date of execution of the Convertible Note, subject to annual adjustment. The principal amount and any accrued and unpaid interest under the Convertible Note will be convertible in whole or in part into our ordinary shares, at any time and from time to time, at the option of CYMI, at a price of $1.50 per share, subject to adjustments for share dividends, splits, combinations and certain other dilutive events. In addition, (i) if CYMI demands payment in cash under the Convertible Note or (ii) if the Convertible Note becomes due on the Outside Maturity Date (because CYMI has not made an earlier demand for payment under the Convertible Note and the Convertible Note has not been converted into ordinary shares of Arel prior to the Outside Maturity Date), then, we will have the option, in lieu of making such payment in cash, to convert the principal amount and any accrued and unpaid interest under the Convertible Note into ordinary shares of Arel, at a price of $1.50 per share, subject to adjustments for share dividends, splits, combinations and certain other dilutive events.

        The obligation of CYMI to provide the financing contemplated by the commitment letter is subject to customary conditions, including, but not limited to, the following: (i) there not having occurred any change or condition which CYMI shall reasonably determine could have a material adverse change in the business, condition (financial or otherwise), operations, properties or prospects of the Company and its subsidiaries, taken as a whole, (ii) the structure and the terms of, and the documentation for, the arrangement being satisfactory to CYMI, (iii) the consummation of the arrangement on or before April 30, 2006 and (iv) the execution of the Convertible Note and any related definitive loan documents in form and substance acceptable to CYMI and its counsel.

        In addition, we have received an undertaking letter from CYMI, dated as of December 15, 2005 (the “Undertaking Letter”), pursuant to which CYMI has agreed that, in the event that it provides us with the Convertible Loan to finance the arrangement, it will not make a demand for payment in cash of the Convertible Loan until our indebtedness that was outstanding on the date of the Undertaking Letter has been paid off in full (the “Forbearance Period”). The Undertaking Letter does not (i) limit CYMI’s right during the Forbearance Period to convert the outstanding principal amount and any accrued interest under the Convertible Note in whole or in part into our ordinary shares as described above or (ii) limit the rights of any of CYMI’s affiliates, including Cetus, to exercise during the Forbearance Period any rights that Cetus or such other affiliates may have with respect to our indebtedness arising under agreements existing as of the date of the Undertaking Letter, including under the loan agreement, dated March 8, 2005, between the Company and Cetus. In the event that the Court approves the arrangement subject to certain conditions, any of which would limit the rights of Cetus or any of CYMI’s affiliates as described in clause (ii) above, CYMI’s agreement pursuant to the Undertaking Letter not to make a demand for payment in cash of the Convertible Note during the Forbearance Period shall be null and void.

        CYMI has informed us that it intends to exercise the conversion right to be granted to CYMI under the Convertible Note shortly after the completion of the arrangement. Assuming that the principal amount of the Convertible Loan is $12.5 million and that such conversion occurs, 8,333,333 ordinary shares will be issued to CYMI and the number of shares held by our shareholders will be approximately 13,847,193.

        CYMI has informed us that it intends to borrow the funds to provide us with the Convertible Loan from Cetus (the “Cetus Loan”). The Cetus Loan will be evidenced by a Promissory Note to be executed by CYMI in favor of Cetus (the “CYMI Note”). The CYMI Note will become due on the ninth anniversary of the date of the CYMI Note and will bear interest at the Mid-Term AFR Rate, subject to annual adjustment. The CYMI Note will be secured by certain shares of the Company owned by CYMI.

        CYMI has also expressed an intention, subject to the consummation of the arrangement, to provide us with funding for our future operating needs, either directly or through one of its affiliates. Following the consummation of the arrangement, we intend to enter into negotiations with CYMI with respect to the terms of such future financing.

        Other than the Convertible Loan, we do not have any alternative financing arrangements or alternative financing plans for the arrangement

Regulatory Approvals

        We must obtain regulatory approvals from the Office of the Chief Scientist and the Israel Investment Center prior to the effectiveness of the arrangement. We will apply for such regulatory approvals; however, there can be no assurance that we will obtain the necessary approvals or that they will be obtained on a timely or basis or on terms satisfactory to us.

BACKGROUND AND BUSINESS OF THE COMPANY

Our Company

        Our legal and commercial name is Arel Communications and Software Ltd. We were incorporated in Israel in 1982 and organized pursuant to the Israel Companies Ordinance, which was replaced in February 2000 by the Israel Companies Law. Our executive offices are located at 22 Einstein Street, Park Hamadah, Building 22, Post Office Box 4042, Kiryat Weizmann, Nes Ziona, 74140 Israel, and our telephone number is +972-8-940-7711. Our website is www.arelcom.com. Information on our web site is not incorporated by reference in this proxy statement.

        Until 2002, our principle business was developing, manufacturing and selling end-to-end IDL systems over satellite network. During 2002, our management saw a significant strategic opportunity in expanding the focus of our business to providing integrated video, voice and data conferencing solutions enabling corporate communication and e-learning applications, via the internet.

        We are currently in the business of providing interactive voice, video and data web communication solutions for conferencing, collaboration and corporate training applications that enable content, audio and video interaction in real time between large numbers of participants situated at remote locations. As the global market expands, corporations, universities, governmental agencies and other organizations seek collaborative solutions that efficiently provide content and enable audio and video interaction with large numbers of participants at remote locations via their endpoint desktops. In order to achieve this objective, we develop, market and sell an integrated suite of enterprise software applications that allows geographically-dispersed users to work together in groups, attend online seminars, or webinars, and panel discussions, participate in training courses, and have one-on-one meetings with customers or colleagues.

        While we are focused on developing our new business and products, we still generate revenues from our legacy IDL business, which remains unpredictable both in terms of the size and timing of transactions, and continue to discuss sale and cooperation possibilities with potential customers. For example, for the past twenty four months we have been periodically negotiating a follow-up contract with a large North American retailer with which we entered into an initial contract in 2003 worth approximately $1 million. We recently received non-binding oral indications from this customer that it wishes to resume negotiations relating to the deployment of our IDL systems in its entire network of stores. However, as is typical to the uncertain nature of the IDL business, we have received in the past such positive indications from this customer, which ultimately yielded no results. Should we enter into a contract with this customer in the coming months, we would anticipate our IDL business generating revenues during 2006.

        In August 2005, we entered into an agreement with Microsoft Corporation, pursuant to which we have been collaborating with Microsoft in connection with the integration of our Arel Anyware plug-in into Microsoft’s Live Meeting conference service. As a result of this collaboration, we have commenced discussions with several potential customers and partners who have expressed an interest in our product, including meetyoo conferencing GmbH, a leading service provider in Germany, with which we recently entered into a reseller agreement, and other tier-one conferencing service providers. Nevertheless, our collaboration with Microsoft has so far produced no substantial revenues and we cannot guarantee that our discussions with potential customers will conclude in an agreement or that we will generate revenues through any partnership.

        In December 2005, we were informed that we received Frost & Sullivan’s 2006 Product Innovation of the Year Award for the development of our Arel Spotlight Application Suite. We have only recently become actively engaged in developing our internet conferencing technology and products. Consequently, it is still very difficult for us to estimate our future revenues or whether we will be able to successfully compete in this market. However, while relatively new and unpredictable, the market is growing, and should we successfully prove and market the capabilities of our products, we may generate significant future revenues in this market.

Past Contracts, Transactions or Negotiations

        Sale of Certain Assets of our Subsidiary ALS. On November 30, 2005, we entered into an agreement with First Choice Technology, Inc, a Florida corporation (“First Choice”), for the sale of certain assets of Arel Learning Solutions Inc. (“ALS”), one of our subsidiaries, relating to its interactive, video, network integration and network services business, for an aggregate purchase price of $70,000. Under the agreement, First Choice will not assume any of ALS’ liabilities with the exception of those existing under the commercial contracts that it will purchase as part of the transaction. The consummation of the transaction, which is subject to the fulfillment of certain standard conditions, is expected to occur no later than January 10, 2006. First Choice will pay ALS $40,000 at the closing and an additional $30,000 by February 28, 2006 (the “Second Installment”). Should certain milestones not be achieved prior to that date, the Second Installment will be reduced in accordance with certain agreed upon calculations.

        Disposition of our Interest in ArelNet Ltd. In June, 2005, we sold our entire 16.93% shareholding Arelnet Ltd., as part of the sale of all of ArelNet’s issued and outstanding shares to Airspan Networks, Inc. (NASDAQ: AIRN) for $8.7 million. The consideration paid to all of Arelnet’s shareholders was comprised of $4.7 million of Airspan shares and $4 million in cash, of which $500,000 was placed into a one-year escrow. As a result of this transaction, we received $592,000 in cash and 169,612 shares of Airpsan, which we subsequently sold for an additional $903,000. An additional $85,000 is currently held in the one-year escrow. We recorded a net gain of $1,331,000 on the disposition.

        Agreement with the Israeli Tax Authorities. In February 2005, we signed an agreement with the Israeli tax authorities regarding final tax assessments for the years 2000, 2001 and 2002. Under the agreement, we agreed to pay approximately $1.7 million to the Israeli tax authorities in thirty three monthly installments commencing from April 2005. The payments relate mainly to the year 2000 spin-off of our holdings in Arelnet to our shareholders.

        Acquisition of W2COM, LLC. On August 8, 2000, we acquired substantially all of the assets and business activities of W2COM, LLC for an aggregate cash consideration of $2,250,000 and 3,681,818 newly issued ordinary shares. On August 8, 2000, we deposited 1,049,999 of our ordinary shares into escrow with National City Bank, to secure W2Com’s indemnification and post closing obligations to us. On June 4, 2002, we commenced legal proceedings in the Jerusalem District Court against M.E. Jones Sub, Ltd. (formerly W2COM, LLC), M.E. Jones Inc., CYMI Ltd., Mitchell E. Jones and certain other named parties seeking various remedies, including the return to us of the 1,049,999 ordinary shares held in escrow. On June 12, 2002, M.E. Jones Sub, Ltd., M.E. Jones Inc., CYMI Ltd., and Mitchell E. Jones filed a lawsuit in the Common Pleas Court of Montgomery County, Ohio against us, Arel Learning Solutions, Inc., Mr. Izhak Gross, our former chief executive officer, and the escrow agent, in which they requested various remedies in relation to the 1,049,999 ordinary shares held in escrow. On November 3, 2002, the W2Com defendants filed a counter suit against us in the Jerusalem District Court and a cross claim against Mr. Izhak Gross for $4,000,000 in damages and seeking other remedies.

        In March 2004, we settled our dispute with W2Com. Pursuant to the Settlement and Release Agreement, which was entered into in October 2003, (i) the parties to the dispute irrevocably and unconditionally released each other from any and all claims, (ii) we received $500,000 and 200,000 shares of the 1,049,999 shares which were deposited in escrow were returned to us, and (iii) 849,999 shares of the 1,049,999 shares which were deposited in escrow were released to Clayton L. Mathile, to be held in trust for him, under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001. In accordance with the Israel Company’s Law, the 200,000 shares that were returned to us have become dormant.

Related Party Transactions and Transactions with our Executive Officers

        Commitment Letter from CYMI. We have received a commitment letter, dated December 15, 2005, from CYMI to obtain, subject to the conditions set forth therein, the Convertible Loan to finance the arrangement and to pay related fees and expenses. In addition, we have received an undertaking letter from CYMI, dated as of December 15, 2005, pursuant to which CYMI has agreed, subject to the limitations and qualifications contained therein, that, in the event that it provides us with the Convertible Loan to finance the arrangement, it will not make a demand for payment in cash of the Convertible Loan until our indebtedness that was outstanding on the date of such undertaking letter has been paid off in full. See “Special Factors – Source and Amount of Funds or Other Consideration.”

        MOA Between CYMI, Mr. Shimon Klier and Members of his Family and Ms. Rachel Ben Nun. On November 18, 2005, CYMI entered into an agreement with the Klier Shareholders and Ms. Rachel Ben-Nun (collectively, the “Founder Shareholders”). Pursuant to the MOA, the Founder Shareholders have agreed to cooperate with CYMI Private Equity in effecting the arrangement and obtaining all required legal approvals in connection therewith. In addition, CYMI Private Equity has agreed that, upon the demand of any Founder Shareholder during the 30-month period following the consummation of the arrangement, CYMI Private Equity shall purchase the shares of the Company of such Founder Shareholder set forth in the MOA at the same price per share paid for shares in the arrangement. CYMI Private Equity has also agreed that any financing up to an aggregate of $7.5 million provided to us by CYMI Private Equity (or any of its affiliates) following the consummation of the arrangement (excluding any financing provided in connection with the arrangement) shall be made in the form of debt and not equity. Further, CYMI Private Equity has agreed that, in the event that following the consummation of the arrangement, CYMI Private Equity (or any of its affiliates) makes additional investments in the Company or sells any of the Company’s shares held by it (other than to an affiliate), CYMI Private Equity shall offer the Founder Shareholder the opportunity to participate in such investments on a pro rata basis or tag-along rights, as the case may be. Mr. Shimon Klier has also agreed to resign from our board of directors following the consummation of the arrangement and CYMI Private Equity has agreed to provide to Mr. Klier, for as long as we remain a private company, certain quarterly financial information and other information rights relating to the Company.

        Potential Tender Offer of our Shares from CYMI Private Equity. In the first quarter of 2005, CYMI, Ltd. considered making a tender offer to all of our shareholders for the purchase of their shares. In connection with this, CYMI, Ltd. engaged GSE to provide it with a valuation of the fair value of our ordinary shares. See “Special Factors – Reports of Giza Singer Even Ltd.” In light of Israeli law requirements relating to tender offers, including the requirement that a tender offer could only be completed in the event that 95% of all of our shareholders agreed to the tender offer, CYMI, Ltd. decided not to proceed with the transaction.

        Revolving Credit Line Agreement with Cetus Corp. On March 8, 2005, we entered into a $10 million revolving secured credit line agreement with Cetus, pursuant to which we are currently entitled to draw down up to $5 million in loans at our discretion and, beginning in 2006, we will be entitled to draw down up to an additional $5 million, subject to our achievement of defined revenue targets for the year ending December 31, 2005 or quarterly targets from January 1, 2006. Subject to the foregoing, we may draw down on the credit line through April 20, 2008 (the “Expiration Date”). The outstanding principal and all accrued but unpaid interest under the secured credit line agreement is due six months from the Expiration Date. Our ability to draw down on the credit line is subject to our satisfying standard terms and conditions set forth in the secured credit line agreement, including there not having been a change of control in our company. We may draw from the credit line in installments of $100,000 or in multiples thereof. As of December 15, 2005, we had borrowed a principal amount of $2.5 million under our credit line. Each installment bears interest from the date of disbursement, at a rate of 9% plus one-month LIBOR (adjusted monthly, but only if such adjustment would cause the annual rate of interest to increase or decrease by at least 1%), and all accrued interest will be payable monthly. To secure the repayment of the loans and the accrued interest thereon, we granted Cetus a first priority fixed charge on our intellectual property assets and a first priority floating charge on all of our remaining assets and all of the assets of our U.S. subsidiaries. Until termination of the secured credit line agreement, Cetus will have the right to nominate up to three directors to our board of directors, subject to certain conditions. Mr. Leslie Banwart, who currently serves as a director of the Company, shall be considered a nominee for such purpose so long as he serves as a director.

        Tender Offer by our Largest Shareholder. In June 2004, Clayton L. Mathile increased his 22.5% holdings in our company to 33.01% in connection with the consummation of the partial tender offer launched by Mr. Mathile in May 2004 and the related purchase of the shares held by Mr. Izhak Gross, the former chairman of our board of directors. Following the consummation of the sale of Mr. Gross’ shareholdings, Mr. Gross resigned from our board of directors. Mr. Mathile transferred all of his shares of the Company to CYMI Private Equity which has since transferred all of its shares in the Company (including the shares it received from Mr. Mathile) to CYMI. Both CYMI Private Equity and CYMI are controlled by Mr. Mathile.

        Employment Agreement with our Vice President of R&D. In January 2005, we entered into a two-year employment agreement with Eran Kariti, to serve as our Vice President of R&D. We agreed to pay Mr. Kariti an annual gross salary of approximately $150,000. Mr. Kariti will also be eligible to receive an annual bonus of $100,000, of which $75,000 is guaranteed and the remainder performance-based. Mr. Kariti was granted options to purchase 200,000 of our ordinary shares at an exercise price of $1.41 per share, vesting in equal monthly installments over two years starting January 31, 2005. Pursuant to the terms of his option agreement, in the event that the net proceeds to Mr. Kariti before taxes and commissions from exercising these options is less than $500,000, we will be required to pay Mr. Kariti an amount equal to the difference between such net proceeds and $500,000.

        Compensation Agreement with Mr. George Morris. In July 2004, we entered into a three-year compensation agreement with Mr. George Morris to serve as chairman of our board of directors. Under the compensation agreement, Mr. Morris receives a quarterly retainer fee of $21,250 payable in advance, which shall be adjusted upward to a sum equal to twice the fee paid in cash to any of our other directors, but shall not exceed an annual rate of $100,000. In addition, we granted Mr. Morris options to purchase 150,000 of our ordinary shares at an exercise price of $1.51 per share, vesting in three installments of 50,000 shares, the first of which vested on June 30, 2005 and the remainder on June 30, 2006 and 2007 respectively.

        Separation Agreement with Mr. Zvi Klier. In May 2004, Mr. Zvi Klier ended his service as our president. In July 2003, we entered into a separation agreement with Mr. Klier under which Mr. Klier continued in our employ during the 10-month period following the date of the separation agreement. For such period, he continued to receive his salary and social and other benefits. In addition, pursuant to the agreement, Mr. Klier received bonus payments of $65,000 for past services. His Manager’s Insurance and further education funds which have an approximate value of $70,000 were transferred to him as well. In accordance with Israeli law, Mr. Klier was paid severance pay as if his employment were terminated at the end of the aforementioned 10–month period; approximately $100,000 of such payment was not covered by his Manager’s Insurance. Mr. Klier’s 215,000 previously granted options have expired.

        Certain Relationships. Mr. George Morris, our chairman of the board, serves as a consultant to CYMI, Ltd. Mr. Les Banwart, Cetus’ representative on our board of directors, serves as President and a director of CYMI, Ltd. and as Vice President and Treasurer of Cetus. Mr. Banwart is compensated by CYMI, Ltd. for his services to CYMI, Ltd., Cetus and certain of their affiliates.

Selected Financial Information

        The following selected consolidated balance sheet data as of December 31, 2004 and 2003 and selected consolidated statement of operations data for the years ended December 31, 2004 and 2003 have been derived from our audited consolidated financial statements, including the notes thereto, contained in our Annual Report on Form 20-F for the year ended December 31, 2004, which is incorporated by reference in this proxy statement.

        The following selected consolidated balance sheet data as of September 30, 2005 and selected consolidated statement of operations data for the nine months ended September 30, 2005 and 2004 have been derived from our unaudited interim financial statements for the nine months ended September 30, 2005 contained in our Current Report on Form 6-K (for the month of December), which is incorporated by reference in this proxy statement. The results of operations for the nine-month period ended September 30, 2005 are not necessarily indicative of results to be expected for any future period.

        Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Prior to 2004, our audited consolidated financial statements were prepared in accordance with Israeli GAAP with a reconciliation to U.S. GAAP. All the information included in this proxy statement is presented in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto and the other financial information appearing in our annual report on Form 20-F for the year ended December 31, 2004, which is incorporated into this proxy statement by reference. See “Additional Information – Incorporation by Reference.”

Consolidated Balance Sheet Data:	September 30,	December 31,
	2005	2004	2003
	(Unaudited)	(Audited)
	$ in thousands

Cash and cash equivalents	$1,521	$3,123	$3,897
Short-term investments	100	704	4,106
Total current assets	5,428	7,853	12,879
Working capital	2,357	4,814	8,304
Total assets	6,178	8,892	14,466
Total current liabilities	3,071	3,039	4,575
Total long-term liabilities, net of current maturities	2,939	1,908	874
Share capital	4	4	4
Additional paid-in capital	54,271	54,271	54,155
Total shareholders' equity	$168	$3,945	$9,017
Number of outstanding shares	13,241,916	13,241,916	13,055,739
Book Value Per Share[1]	$0.01

1 Book value per ordinary share is calculated as total shareholders equity divided by the number of outstanding ordinary shares as of the applicable date.

Consolidated Statement of Operations Data:	Nine months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003
	(Audited)		(Unaudited)
	$ in thousands, except per share data

Revenues from sales and services	2,448	2,724	2,994	8,169
Cost of sales and services	1,056	1,171	1,373	2,538

Gross profit	1,392	1,553	1,621	5,631
Research and development expenses - net	1,845	1,458	1,888	1,591
Selling, general and administrative expenses	4,335	3,817	5,522	3,634
Income from settlement with W2COM	-	411	411	-

Operating income (loss)	(4,788)	(3,311)	(5,378)	406
Financial income (expenses) - net	26	(13)	(60)	(134)
Capital gain from sale of investment in ArelNet Ltd	1,331	-	-	-
Capital gain from sale of investment in Airspan Networks Inc	125	-	-	-

Income (loss) before income tax benefit	(3,306)	(3,324)	(5,438)	272

Income tax benefit	228	-	-	-

Income (loss) from continuing operations	(3,078)	(3,324)	(5,438)	272

Income (loss) from discontinued operations[1]	(110)	(170)	(190)	201

Net Income (loss) for the period	(3,188)	(3,494)	(5,628)	473

Basic and Diluted income (loss) per share:
Income (loss) per share from continuing operations	(0.23)	(0.25)	(0.41)	0.02

Income (loss) per share from discontinued operations(1)	(0.01)	(0.01)	(0.02)	0.02

Basic and Diluted income (loss) per share from ordinary shares	(0.24)	(0.26)	(0.43)	0.04

Other Data:

Ratio of Earnings to Fixed Charges[2]	*		*	2.47	x

        1 Since we are in the process of selling the business of ALS, in accordance with U.S. GAAP, the operations of ALS are considered assets held for sale and are presented as discontinued operations for the periods presented.

        2 For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, including a portion of the operating lease rental expense deemed to be representative of the interest factor.

        * Due to our loss in the nine month period ended September 30, 2005 and the year ended December 31, 2004, earnings were insufficient to cover fixed charges during such periods. We would have had to generate additional earnings of $3,306,000 and $ 5,438,000, respectively to achieve ratio coverage of 1:1.

Security Ownership of Certain Beneficial Owners

        The following table and notes thereto set forth certain information as of December 15, 2005, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Exchange Act) of ordinary shares by (i) CYMI, (ii) each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares and (iii) each of our executive officers and directors. The voting rights of the shareholders listed in the table below do not differ from the voting rights of holders of all of our ordinary shares.

	Ordinary Shares/Options Owned(1)
Name and Address	Number		Percent

CYMI Financing, LLC(2)
6450 Sand Lake Road
Suite 200
Dayton, Ohio, 45414	4,377,389		33.01%

Play Moran Holdings (1993) Ltd.
21 Ha'arba'a Street
Tel Aviv 64739, Israel	1,842,709		13.92%

George Morris	131,142		1%

Rimon Ben Shaoul	--		--

Shimon Klier	717,914	(3)	4.54%

Les S. Banwart	--		--

Asher Schapiro	--		--

Amos Sapir	--		--

Ephrat Bronfeld	--		--

Philippe Szwarc	192,857		1.5%

Daniel Yelin	57,143		*

Eran Kariti	--		--

Moshe Ben Yishai	--		--

Eric Le Guinec	--		--

* Less than 1%.

(1)	The table above includes the number of shares underlying options that are exercisable within 60 days of December 15, 2005. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2)	CYMI Private Equity is the sole and managing member of CYMI and as such may deemed to beneficially own the ordinary shares held of record by CYMI. CYMI, Ltd. is the managing member of CYMI Private Equity and as such may be deemed to beneficially own the ordinary shares held of record by CYMI. Clayton L. Mathile is the managing member of CYMI, Ltd. and as such may be deemed to beneficially own the shares held of record by CYMI. None of the directors or executive officers of Cetus or CYMI, Ltd. own any of our ordinary shares. In addition, neither CYMI nor CYMI Private Equity has any executive officers or directors.

Based on Amendment No. 12 to Schedule 13D, filed by Clayton L. Mathile, Mary Mathile, CYMI, CYMI Private Equity and CYMI, Ltd. (collectively, the “Reporting Persons”) with the SEC on November 23, 2005, Ms. Mathile may be deemed to beneficially own 1,072,460 of the 4,377,389 ordinary shares held of record by CYMI. Ms. Mathile disclaims such beneficial ownership.

Based on Amendments No. 12 and 13 to Schedule 13D, filed by the Reporting Persons with the SEC on November 23, 2005 and December 5, 2005, respectively, by virtue of the MOA, the Reporting Persons may be deemed to have formed a “group” with the Founder Shareholders (who collectively hold 953,243 of our ordinary shares) for purposes of Section 13(d) of the Exchange Act, and the rules promulgated thereunder. In the aggregate, the ordinary shares beneficially owned by the Founder Shareholders, together with the ordinary shares beneficially owned by the Reporting Persons, equals 5,711,774 ordinary shares, which represents approximately 40.9% of our outstanding ordinary shares. Each of the Reporting Persons disclaims any pecuniary interest in any of our shares owned by any other party, and disclaims the existence of a group.

(3)	Based on a Schedule 13D filed by the Founder Shareholders with the SEC on December 5, 2005, this number includes all of the ordinary shares held by Shimon Klier, Hagit Klier, Noam Klier, Udi Klier, Zvi Klier and Niri Klier. Each of the Founder Shareholders disclaims any pecuniary interest in any of our shares owned by any other party, and disclaims the existence of a group other than the group constituted among the Founder Shareholders for purposes of the MOA ad hoc.

        As of December 22, 2005, there were approximately 80 record holders of ordinary shares, including approximately 62 record holders in the United States (who held approximately 80.5% of our outstanding ordinary shares).

Market Prices for the Ordinary Shares

        Our ordinary shares are currently traded on The Nasdaq Capital Market, under the symbol ARLC. They had previously been quoted on The Nasdaq National Market, under the same symbol; however, as of September 3, 2002, our ordinary shares were delisted from The Nasdaq National Market. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

        As discussed under “Special Factors – Background of the Arrangement,” on December 13, 2005, we received the Nasdaq Letter notifying us that The Nasdaq staff was reviewing our eligibility for continued listing on The Nasdaq Capital Market as a result of our failure to comply with Nasdaq’s listing requirements. In light of the Nasdaq Letter, regardless of whether we become a private company as a result of the arrangement, we expect that Nasdaq will delist our ordinary shares from The Nasdaq Capital Market because we do not currently meet and do not expect that we will meet Nasdaq’s listing requirements. While price quotations for our ordinary shares may continue to be reported after delisting in less formal reporting systems such as the Pink Sheets Electronic Quotation Service, we cannot assure you that this will happen, or even if it does happen, that an active market will exist for you to sell your shares.

        The average quarterly high and low bid prices of our ordinary shares during the past two years prior to December 23, 2005, are presented below:

Period	High	Low
Q4 (through December 23, 2005)	$1.44	$1.31
Q3 2005	$1.08	$0.75
Q2 2005	$1.20	$0.78
Q1 2005	$1.64	$1.10
Q4 2004	$1.65	$1.09
Q3 2004	$2.38	$1.12
Q2 2004	$3.04	$2.05
Q1 2004	$4.63	$2.73
Q4 2003	$3.77	$1.29

PROPOSAL

        On October 2, 2005 and October 11, 2005, our audit committee and our board of directors, respectively, unanimously resolved, subject to the approval of our shareholders, to seek the approval of the District Court of Tel-Aviv for a plan of arrangement (the full text of which is set forth in Appendix A attached to this Proxy Statement), pursuant to which we shall purchase all of our ordinary shares held by our Non-Continuing Shareholders (and the Acquired Klier Shares from the Klier Shareholders) for a purchase price of $1.50 per share.

        Following the completion of the arrangement, we expect to delist our ordinary shares from trading on The Nasdaq Capital Market and file a Form 15 for the termination of our registration under the Exchange Act, following which all of our disclosure reporting obligations shall cease. As a result there will be no public market for our ordinary shares. Additionally, we shall no longer be subject to the obligations applicable to public companies under the Israeli Companies Law.

        Giza Singer Even Ltd., one of Israel’s largest financial consulting firms, provided us with an opinion that, as of the date of such opinion, the consideration to be received pursuant to the arrangement is fair, from a financial point of view, to the unaffiliated shareholders.

        The completion of the arrangement is subject to the satisfaction of the following conditions: (i) approval of the plan by of our shareholders, (ii) approval of the arrangement by the Tel-Aviv District Court pursuant to the provisions of Section 350 of the Israeli Companies Act and (iii) receipt of all governmental or regulatory approvals necessary to implement the arrangement. If the arrangement is effected, then even if you voted your shares against the arrangement, you will be deemed to have sold your shares in accordance with the terms of the arrangement.

        If the arrangement is approved at the meeting of the Non-Continuing Shareholders, we will apply to the Tel-Aviv District Court for final approval of the arrangement.

        Our board shall submit to the vote of our Non-Continuing Shareholders, the following Proposal:

TO APPROVE a plan of arrangement (the full text of which is set forth in Appendix A to this Proxy Statement) under Section 350 of the Israeli Companies Law, 1999, pursuant to which the Company will purchase all of its outstanding shares, other than the shares held by CYMI Financing, LLC, Mr. George Morris, Mr. Philippe Szwarc, Mr. Daniel Yelin, Mr. Shimon Klier and certain members of his family (the “Klier Shareholders”) and Ms. Rachel Ben-Nun (excluding certain shares held by the Klier Shareholders which will be acquired by the Company pursuant to the arrangement), for a purchase price of $1.50 per share in cash, without interest.

        Our audit Committee and board of directors recommend that you vote “FOR” the above proposal.

        In order to be approved by the Non-Continuing Shareholders, the arrangement must be approved by a majority of the Non-Continuing Shareholders voting at the Meeting (whether in person or by proxy) who hold at least seventy-five percent (75%) of the voting power present at the Meeting.

        In addition, because the arrangement will be funded by CYMI as described under “Special Factors – Source and Amount of Funds or Other Consideration,” the arrangement is deemed to be a transaction with a controlling shareholder under applicable Israeli law, and is therefore subject to additional approval procedures required under Israeli law for such transactions. Accordingly, in addition to the 75% majority approval described above, the arrangement will also be subject to the approval of at least one-third of all of the votes cast by the Record Holders who are represented in person or by proxy at the Meeting and do not have a “personal interest” (as defined below) in the arrangement. Alternatively, the votes cast against the arrangement must not exceed 1% of our outstanding shares. A “personal interest” of a shareholder in the approval of an act or a transaction of a company, (i) includes the personal interest of any members of his or her immediate family (including the spouses thereof), or a personal interest of an entity in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the company or another entity.

        Each shareholder voting at the Meeting or prior thereto by means of the enclosed proxy card is requested to notify us if it has a personal interest in connection with the Proposal, as a condition for its vote to be counted with respect to the Proposal. If any shareholder casting a vote in connection with the Proposal has such a personal interest but does not so notify us, such shareholder’s vote with respect to the Proposal will be disqualified.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposal described in this proxy statement.

ADDITIONAL INFORMATION

Where You Can Find More Information

        As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        We have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Exchange Act with respect to the arrangement. The Schedule 13E-3 contains additional information about us. Copies of the Schedule 13E-3 are available for inspection and copying at our principal executive offices during regular business hours by any interested shareholder of the Company and may be inspected and copied, or obtained by mail, by written request directed to Mr. Daniel Yelin.

        We file annual reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings, including the Schedule 13E-3, are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Incorporation By Reference

        The Securities and Exchange Commission allows us to incorporate by reference the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this proxy statement. We incorporate by reference the documents listed below. These documents contain important information about us and our financial condition:

        Our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on June 28, 2005.

        Our Reports of Foreign Private Issuer on Form 6-K for (i) the month of October 2005, furnished to the SEC on October 3, 2005 and October 11, 2005 and (ii) the month of December 2005, furnished to the SEC on December 12, 2005 and December 19, 2005.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED , 2005. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors, Arel Communications and Software Ltd. Nes Ziona, Israel January , 2006

APPENDIX A

PLAN OF ARRANGEMENT

Among Arel Communications and Software Ltd. (“Arel” or the “Company”) and All of the Shareholders of the Company.

In this Plan of Arrangement the following terms shall have the meanings assigned to them respectively hereunder:

“CYMI”: CYMI Financing, LLC

“GSE” – Giza Singer Even Ltd.

“NIS”: New Israeli Shekels.

The “Adjustable Rate”: An initial interest rate equal to the mid-term applicable US Federal tax rate, compounded semi-annually.

The “Arrangement”: This Plan of Arrangement, as set forth herein, or with such amendments supplements or conditions that the Court may determine or require.

The “Acquired Klier Shares”: 197,914 shares held by certain members of the Klier Group which will be repurchased by the Company as part of the Arrangement.

The “Audit Committee”: means the audit committee of the Board.

The “Board”: The Board of Directors of the Company.

The “Companies Law”: The Israeli Companies Law-1999, as amended from time to time.

The “Continuing Shareholders”: (i) CYMI Financing, LLC, (ii) Mr. George Morris; (iii) Mr. Philippe Szwarc; (iv) Mr. Daniel Yelin (v) the Klier Group; and (vi) Ms. Rachel Ben-Nun.

The “Court”: The Tel-Aviv-Jaffa District Court or any other court of competent jurisdiction.

The “Effective Time”: The time of the Filing.

The “Exchange Fund”: An amount in cash to be delivered by the Company to the Exchange Paying Agent equal to the Per Share Amount multiplied by the number of the Repurchase Shares.

The “Exchange Paying Agent”: American Stock Transfer and Trust Company or such other person appointed by the Company to act as exchange paying agent.

The “Filing”: The filing of the Final Court Order with the Israeli Registrar of Companies in accordance with Section 350of the Companies Law.

The “Final Court Order”: The order of the Court approving the Arrangement.

The “First Court Order”: The order of the Court permitting the convening of the General Meeting of the Non-Continuing Shareholders, as applicable.

The “First Motion”: The motion filed with the Court seeking the First Court Order.

The “General Meeting”: The extraordinary general meeting of the Non-Continuing Shareholders as of the Record Date, and any adjournments or postponements thereof, in which the Non-Continuing Shareholders will be requested to approve this Arrangement.

The “Loan Agreement”: a convertible loan agreement by and between the Company and CYMI of up to approximately $12,500,000 to finance the Arrangement and to pay related fees and expenses, to be entered into immediately prior to the Effective Time.

The “Klier Group”: Mr. Shimon Klier and certain members of his family.

The “Nasdaq”: The National Association of Securities Dealers, Inc. Automated Quotation System/ Capital Market, in the United States.

The “Non-Continuing Shareholders Meeting”: A General Meeting of the Non-Continuing Shareholders.

The “Non-Continuing Shareholders”: Shareholders on the Record Date that are not Continuing Shareholders.

The “Ordinary Shares” means the ordinary shares of the Company, nominal value NIS 0.001 per share.

The “Per Share Amount”: The sum of $1.50.

The “Principle Amount”: The sum available to the Company under the Loan Agreement.

The “Record Date”: The date stated as the record date in the Notice of the extraordinary General Meeting of the Non-Continuing Shareholders.

The “Repurchase Shares”: the total number of (i) the Acquired Klier Shares and (ii) the issued and outstanding Ordinary Shares held by Non-Continuing Shareholders at the Effective Time.

The “Shareholders”: The holder of any class of Ordinary Shares which have voting rights.

        WHEREAS, The authorized share capital of the Company is NIS 30,000.00 divided into 30,000,000 ordinary shares,

        WHEREAS, the Company’s Ordinary Shares are listed for trading on the Nasdaq.

        WHEREAS, the Board deems it desirable and in the best interests of the Company and the Shareholders that the Company becomes a private company by purchasing all of the Repurchase Shares by way of a court approved Arrangement pursuant to Section 350 of the Companies Law.

        WHEREAS, on October, 2005, the Audit Committee and the Board received an opinion of GSE, in connection with the Arrangement, that as of the date of such opinion, the Per Share Amount to be received in the Arrangement by the Non-Continuing Shareholders and certain members of the Klier Group in respect to their Ordinary Shares was fair from a financial point of view to the Non-Continuing Shareholders.

        WHEREAS, since pursuant to Section 302 of the Companies Law, the Company cannot repurchase its Ordinary Shares since it does not have sufficient retained earnings, the Audit Committee and the Board resolved that the Company would file an application to the Court in order to reduce the Company’s share capital from approximately NIS 772,000 to approximately NIS -53,038,249 pursuant to section 303 of the Companies Law for the purposed of carrying out the Arrangement. The Audit Committee and the Board determined that in light of the terms of the Loan, the reduction in share capital would not prejudice the rights of the Company’s current creditors or prevent it from fulfilling its current undertakings and commitments.

        WHEREAS, approximately $12,100,000 million will be required to pay for purchasing the Repurchase Shares, the Company received a commitment letter from CYMI (the Company’s largest shareholder, holding 33.01% of the Company’s issued and outstanding shares) dated December 15, 2005, pursuant to which CYMI agreed to enter into the Loan Agreement, whereby CYMI shall loan the Company sufficient funds to (i) purchase the Repurchase Shares, and to (ii) cover all ancillary expenses.

        WHEREAS, subject to its terms, the principal amount and any accrued and unpaid interest (as described below) under the Loan Agreement shall be repayable upon demand by CYMI, or may be converted, in whole or in part, into Ordinary Shares, at any time until December 15, 2007, at the option of CYMI or at the option of the Company in the event that CYMI demands repayment, at a price of $1.50 per share, subject to customary adjustments for share dividends, splits, combinations and certain other dilutive events.

        WHEREAS, the Company shall pay to the CYMI interest on the Principal Amount calculated on the basis of a year of 365 days and the actual number of days elapsed at a rate equal to the Adjustable Rate.

        WHEREAS, in a letter dated December 15, 2005, CYMI undertook not to demand repayment under the Loan Agreement until the Company has satisfied all of its other existing liabilities.

        WHEREAS, all the options of the Company outstanding as of the date of the Arrangement, will not be affected by the consummation of the Arrangement and shall continue without change thereafter.

        AND WHEREAS, each of the Audit Committee and the Board has resolved by a vote of its disinterested directors, and determined by such votes (i) that the terms of the Arrangement, are in the best interests of the Company, the Shareholders and (ii) that the Company should commence proceedings under Section 350 of the Companies Law under which the Court would be requested to issue the First Court Order and to approve the Arrangement and a reduction of the Company’s share capital in accordance with Section 303 of the Companies Law.

        NOW THEREFORE, it is agreed between the parties, as follows:

1.	The preamble, annexes, schedules, and exhibits to this Arrangement constitute an integral part hereof.

2.	At the Effective Time, the number of shareholders will be reduced to 11 and the number of Ordinary Shares held by the Shareholders will be reduced from 13,261,916 to 5,513,860.

3.	At the Effective Time, the Company shall receive the funds agreed under the Loan Agreement.

4.	At the Effective Time, the Company’s share capital will be reduced from NIS 772,000 to approximately NIS -53,038,249.

5.	At the Effective Time, by virtue of the Filing and with no further action on behalf of the Shareholders of the Company, the Repurchased Shares, shall be deemed transferred to the Company in exchange for an amount of cash per Ordinary Share equal to the Per Share Amount.

6.	(i) At and after the Effective Time (subject to section 5(iii) below), each Non-Continuing Shareholder and the members of the Klier Group holding the Klier Acquired Shares shall be entitled, upon surrender to the Exchange Paying Agent of the certificate or certificates theretofore representing the Repurchase Shares and such other documents as the Exchange Paying Agent may request, to receive therefor, the Per Share Amount multiplied by the number of Repurchase Shares represented by the certificate or the certificates so surrendered, as shall be more particularly provided in the agreement between the Company and the Exchange Paying Agent.

(ii) From the Effective Time and thereafter and until so surrendered, each such outstanding Certificate shall be deemed canceled and shall not entitle (i) the members of the Klier Group holding the Klier Acquired Shares, with respect to such Klier Acquired Shares; and (ii) the Non-Continuing Shareholders to any rights whatsoever, except to evidence the right to receive the Per Share Amount multiplied by the number of Repurchase Shares represented by such Certificate.

(iii) As soon as practicable after the Effective Date of the Arrangement, all of (i) the members of the Klier Group holding the Klier Acquired Shares; and (ii) the Non-Continuing Shareholders, whether or not they voted for the Arrangement, will be notified and asked by the American Stock Transfer and Trust Company, the Company’s transfer agent, to surrender their certificates representing the Repurchase Shares for cash;

7.	Following the Effective Date, the Company will (1) file a Form 15 for the purpose of termination of the registration of the Ordinary Shares under the Securities Exchange Act of 1934; (2) will delist the Company’s Ordinary Shares from the Nasdaq and; (3) no longer be classified as a public company under the Companies Law.

8.	The above constitutes one integral Arrangement, is not separable and cannot be partially performed.

9.	This Arrangement will become effective upon the Filing.

10.	The Company is entitled to agree, on behalf of all parties to this Arrangement, to any amendment or revision of, or supplement to, this Arrangement, other than to a reduction of the Per Share Amount, or to any term or condition that the Court will deem fit to determine or require including a reduction in the Per Share Amount.

APPENDIX B

Opinion of Giza Singer Even to
The Board Of Directors of
Arel Communications and
Software

October 2, 2005

Confidential

Final

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Important Notice

This analysis is supplementary and an integral part of the draft fairness opinion provided by
Giza Singer Even (“GSE”) to the company's audit committee on October 2 regarding the proposed transaction by Arel Communication and Software Ltd. (“Arel”) of some of its outstanding shares.

In arriving at out opinion (the “Opinion”) as set forth in this presentation, we  have used publicly available information and information made available to Giza Singer Even. In preparing this opinion, Giza Singer Even Ltd. (GSE) has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources, as well as information which was provided to Giza Singer Even by or on behalf of Arel Communication and Software Ltd. (“Arel”) or which was otherwise reviewed by Giza
Singer Even, including any statements with respect to projections on which such statements were based.

Interested parties are encouraged to read the GSE Opinion carefully and in its entirety for a discussion of the procedures followed, factors considered, assumptions made and qualifications and limitations of the review undertaken by GSE.

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Background of the
Proposed Transaction

Background

Arel is considering a plan of arrangement pursuant to which Arel will purchase the outstanding ordinary shares of the Company held by shareholders, other than CYMI Private Equity II, LLC and certain other shareholders (the “Offeree Shareholders”), pursuant to which Arel will become a private company (the “Transaction” or
“Proposed Transaction”).

GSE has been appointed in principle by Arel Communications and
Software Ltd. (“Arel”) to provide an independent assessment
regarding the financial valuation of Arel. This to determine the fairness, from a financial viewpoint relevant to the Offeree
Shareholders, of the Tender Price offered for the repurchase outstanding company shares (the “Proposed Transaction”).

Scope of Analysis

Oct. 2, 2005
Arel Communications and Software - Confidential
Final

Scope of Analysis

Giza Singer Even’s analysis was based on:

  Review of Arel’s 20F for fiscal year 2004 & 2003 and Arel’s results for first six months of 2005.

Review of assessments and additional data regarding projected future revenue, operating costs, operating profit and capital investments provided to GSE by the Company’s management.

Discussions with Mr. George Morris, Chairman of the Board of Arel;
  Mr. Philippe Szwarc, Chief executive officer of Arel; Mr. Danny Yelin,
  Chief Financial officer of Arel regarding Arel’s business and financial historical performance, future prospects, the company’s competitive position and industry trends.

Market Analyses produced By Frost & Sullivan, Patricia Seybold Group,
  Wainhouse Research and the Cowper Group.

Analysis of public information with respect to certain other companies in lines of business we believe to be comparable to Arel, in whole or in part. This includes an examination of current public market prices and resulting valuation statistics.

Review of certain other relevant, publicly available information, including economic, industry and investment information.

Scope of Analysis

Giza Singer Even has relied on information provided by Arel and other public sources without independent verification thereof.

Giza Singer Even has not conducted an independent appraisal of any of the assets or liabilities of Arel, nor have we made any physical inspection of the properties or assets of Arel.

In connection with our engagement, Giza Singer Even was not requested to, and Giza Singer Even did not, solicit third party indications of interests for all or part of Arel. Giza Singer Even was not requested to consider, and our opinion does not address, the relative merits of the
Proposed Transaction as compared to any alternative business strategies that may exist for Arel.

Giza Singer Even has not been requested to opine as to, and this opinion does not in any manner address, Arel’s underlying business decision to proceed with or effect the Proposed Transaction. This opinion is not intended and does not constitute a recommendation to any shareholder of Arel as how such shareholder should vote with respect to the
Transaction.

Business Overview

Business Overview

Arel Communications and Software (an Israeli company traded on the
NASDAQ - ARLC) develops, markets and sells conferencing software solutions for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications.

During the past 30 months, Arel has repositioned itself from primarily a training distance learning company to  a company primarily active in the Web conferencing and collaboration market. Arel is presently active in two segments of the Conferencing and e-learning markets:

1.

Web conferencing and collaboration – Arel’s primary product,
Integrated Conferencing Platform™ (ICP) core software, used
in the Arel Spotlight™ application suite facilitates
collaboration.

2.

Satellite conferencing and e-learning – Arel’s complementary market, based on Arel’s former primary technology.

Arel’s is in the midst of repositioning itself to the highly competitive web conferencing market, it itself a nascent
market, while continuing to support and supply the
residual satellite conferencing and e-learning market, a
decaying market that provides limited revenues.

Arel’s business model is as an enterprise supplier, in
contrast to the business model of “service provider”
adopted by most current competitors.

Business Overview

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Historical Financial Performance ($ million)

(236%)

(5.95)

6.21

43%

1.89

49%

2.15

-57%

4.39

2004

(281%)

(3.3)

3.1

66%

1.2

55%

1.0

-35%

1.83

H1
2005

7.16

17.33

Amortization & Goodwill

0.63

(13.48)

(23.5)

Operating Profit (loss)

6%

4.2

16%

1.59

63%

6.42

70%

10.12

2003

(327%)

(350%)

Operating Profit margin

9.3

21%

1.95

54%

5.1

9.4

2001

6.44

37%

2.22

39%

2.34

-37%

5.94

2002

Selling, General and
Administrative expenses

R & D  Margin

R & D

Gross Profit Margin

Gross Profit

growth

Revenues ($ millions)

Industry Impressions

Enterprise
Service

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Web-only

Integrated V/V/W

Arel

Radvision/FVC

Centra

Webex

Raindance

Microsoft

Latitude

IBM/Lotus

Interwise

Polycom

Breeze

Genesys

Industry Impressions
Market in Transition - Summary

Source: company

$10,000
$8,000
$6,000
$4,000
$2,000
$0
2005
2006
2007
2008
2009
765
3,443
1,228
982
3,684
1,457
1,269
3,895
1,767
1,653
4,094
2,163
2,195
4,175
2,715
data
voice
video

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Industry Impressions – Conferencing Market forecasted Trend

Million $

Frost & Sullivan, 2003

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Towards year 2009 significant market growth is foreseen

F&S expects Conference & Collaboration market to total
almost $7 Billion annually by 2009.

Highest growth forecasted in Data Segment (i.e.Web
Conferencing) which is the most relevant to Arel
(2005; $0.6 Billion - $0.8 Billion, 2009; appr. $2.2 Billion).

Major market analysts forecast shift in customer
preference, from Service Providers (presently ~ 60%)
towards Software Vendors / Enterprise (2009 ~ 50%)

Giza Singer Even assumes similar market growth to
continue also in 2010, as wireless technologies (such as
WIMAX) mature, enabling greater wireless collaboration.

Industry Overview – Market Trends

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Arel’s Position – SWOT
 (source: Frost & Sullivan)

Strengths

Arel has “early mover” advantage

Seamless collaboration

Quality audio, web & video

Impressive customer list (adopted by
Fortune 500 companies)

CAD/CAM support ability offers
potential of vertical market development

Microsoft arrangement as proof of
technological feasibility

Weaknesses

Lack of strategic alliance (excluding
Microsoft)

Limited financial resources in
market with “Powerhouses”

Low penetration to government
sector

Limited success penetrating
“Service Provider” market

Opportunities

Increasing adoption of IP networks, VoIP
and other IP enabled communications

Demand for productivity solutions
coupled with growth of geographically
dispersed organizations

Managed services represent an attractive
market for penetration opportunities

Microsoft marketing arrangement

Threats

User needs and preferences remain
unclear

Market still nascent – solution for a
problem users don’t know they
have

Two-prong competition from
established vendors and from
entrance of major brand names

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

During 2005 the Company has:

Diversified its business model to include also “Service”
sales besides continuing core “Enterprise” sales.

Achieved a joint marketing arrangement with Microsoft.
While not representing a “strategic alliance”, the agreement nonetheless confirms Arel’s technological leadership. It
should be noted that this is not a signed agreement and
does not grant Arel exclusivity or any other commitment
from Microsoft.

Continued to lose money.

Arel has major characteristics of a “Start-Up”; very limited sales, substantial R&D and Marketing expenditures on one hand and a potential of accelerated market and company growth, on the
other hand.

Arel’s Position Today

Discounted Cash Flow
Valuation

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Valuation and Financial Analysis: Discounted Cash Flow
General

The DCF method includes :

constructing a projection of Arel’s future cash
flows.

discounting these cash flows to the present at an
appropriate cost of capital.

performing sensitivity analysis of major variables.

Oct. 2, 2005
Arel Communications and Software - Confidential
Final

Revenue cash flows differentiated relative to two main
business segments of Arel:

Web Conferencing (Spotlight) – future lead
business segment. Accelerated growth expected
as market emerges followed by steady state.

Satellite Conferencing – previous lead business
segment. Steady-state with little positive growth (if
any) expected as market  decays.

        (*) ALS (distance learning) business activity
      (based in Dayton, Ohio) included in Satellite.

Valuation and Financial Analysis: Discounted Cash Flow
Assumptions (Revenue)

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Valuation and Financial Analysis: Discounted Cash Flow
General

The DCF value of Arel:

  Equity Value (100%)                               $ 15.3 million

  Equity Value value per share (B&S)                   $ 1.13 *

The Market value:

Share Price** (Sep. 29, 2005)                          $1.06

* Two types of securities - shares and warrants – issued by Arel, require use of Black & Scholes to accurately assess value per share

** share price before Company announcement regarding transaction

Arel Profit & Loss(2005 – 2010): Discounted Cash Flow
Giza Singer Even model (numbers rounded off)

4.4

4.2

3.2

6.6

3.2

17.2

1.5

15.7

2.8

19.5

22.3

2009

12.7

12.5

3.4

8.4

3.4

27.7

1.5

26.2

2.9

31.8

34.7

2010

3

2.7

2.6

2.4

Research &
Development

1.5

1.4

1.4

1.4

Satellite Gross Profit

(0.5)

(0.8)

3.1

5.5

10.8

9.3

2.7

11.9

14.6

2008

(3.4)

(3.7)

3

4.7

6.8

5.4

2.6

7.3

9.9

2007

(5.2)

(6.1)

Operating Profit

(5.0)

(5.9)

EBITDA

2.8

3.9

3.0

1.6

2.5

2.7

5.2

2005

2.9

4.2

4.5

3.1

2.5

4.5

7.0

2006

G & A Expenses

Sales & Marketing

Total GROSS PROFIT

Web Gross Profit

Total Satellite
Revenue

Total Web Revenue

Total Revenues

($ millions)

Oct. 2, 2005

Arel Communications and Software - Confidential

GIZA SINGER EVEN

Final

Arel Profit & Loss(2006 – 2010): Discounted Cash Flow
Giza Singer Even model (numbers rounded off)

3%

63%

52%

2009

3%

63%

56%

2010

3%

63%

47%

2008

3%

63%

41%

2007

0%

66%

34%

2006

Total Satellite
Revenue

Total Web
Revenue

Total Revenues

Change year
over year (%)

Arel Communications and Software - Confidential

Final

Arel Profit & Loss(2005 – 2010 Discounted Cash Flow
Giza Singer Even model (numbers rounded off)

20%

19%

15%

30%

14%

77%

54%

81%

13%

87%

2009

37%

36%

10%

24%

10%

80%

54%

82%

8%

92%

2010

20%

28%

37%

46%

Research &
Development

54%

54%

54%

54%

Satellite Gross Profit/
Sat. Revenue

Loss

Loss

21%

37%

74%

78%

18%

82%

2008

Loss

Loss

30%

47%

69%

74%

26%

74%

2007

Loss

Loss

Operating Profit

Loss

Loss

EBITDA

54%

75%

57%

59%

49%

51%

2005*

41%

60%

63%

68%

36%

64%

2006

G & A Expenses

Sales & Marketing

Total GROSS PROFIT

Web Gross Profit/
Web Revenue

Total Satellite
Revenue

Total Web Revenue

% of revenue

1.

Revenue assumptions related to each of Arel’s two business
activities:

a.

For the Web Conferencing and Collaboration segment, we
assumed a compounded annual growth rate (CAGR) of
app. 60%, followed by a Steady State of 6% perpetual
annual growth.

b.

The Satellite Conferencing and E-learning segment was
relegated a Steady State till 2010, based on existing and
expected contracts, followed by the long term decay of this
segment.

2.

A detailed Expense structure forecast, relating to all major expense types, was constructed based on Company’s
business plan and similar companies.

Valuation and Financial Analysis: Discounted Cash Flow
Assumptions (Revenue and Expenses)

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

two discount rates:

22.5% for free cash flows (positive and negative)
generated during initial five year framework.

16.5% for company terminal value (considering a
long term growth rate of 6%).

Valuation and Financial Analysis – Discount Rate
 Qualitative Considerations

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Valuation and Financial Analysis - Discount Rate
Quantitative Consideration #1 – Industry CAPM

We analyzed the Cost of Capital for companies in the
“Prepackaged Software” industry (SIC code 7372) – the industry classification most relevant for Arel. Special attention was relegated to examining companies with similar financial state and prospects as Arel.

Ibbotson Associates (“IA”) has compiled data on 201 in the
Prepackaged Software industry, including 177 companies
classified as Low or Micro Cap (smallest being Unitorix Corp. with annual sales $1 million).

Industry Description: Establishments primarily engaged in the design, development and production of prepackaged computer software. Important products of this industry include operating, utility and applications programs. Establishments of this industry may also provide services such as preparation of software documentation for the user, installation and training.

Oct. 2, 2005
Arel Communications and Software - Confidential
GIZA SINGER EVEN
Final

Valuation and Financial Analysis - Discount Rate
Quantitative Consideration #1 – Industry CAPM

IA publishes several assessments of the Cost of Capital for a composite of the smallest (in terms of sales)10% companies (20 companies) in this industry, based on the CAPM and related
methods.

22.94%

Fama-French
3 factor

22.48%

24.26%

20.24%

Small Composite

Average

CAPM + size
premium

CAPM

SIC 7372
Cost of Equity Capital

CAPM: risk free rate + (Beta*Equity Risk Premium)

CAPM + size premium: risk free rate + (Beta*Equity Risk Premium) + small size premium

Fama-French 3 factor: uses company size, book-to-market ratio and a single market factor

APPENDIX C

October 11, 2005

Board of Directors
Arel Communications and Software Ltd.
Nes Ziona Science Park
Israel

Members of the Board of Directors:

        Giza Singer Even Ltd. (“GSE” or “Giza Singer Even”) understands that Arel Communications and Software Ltd. (“Arel” or “the Company”) is considering a plan of arrangement pursuant to which Arel will purchase the outstanding ordinary shares of the Company held by shareholders of the Company, other than CYMI Private Equity II, LLC and certain other shareholders (the “Offeree Shareholders”), pursuant to which Arel will become a private company (the “Transaction” or “Proposed Transaction”).

        We hereby render our opinion with respect to the fairness, from a financial point of view, regarding the purchase price of $1.50 that Arel is offering for each outstanding ordinary share of Arel held by the Offeree Shareholders, in the Proposed Transaction (the “Consideration”). We have not been requested to opine as to, and our opinion does not in any manner address, Arel’s underlying business decision to proceed with or effect the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of Arel as to how such shareholder should vote with respect to the Transaction.

        Giza Singer Even, in arriving at its opinion, reviewed and analyzed such available information and performed such procedures that GSE deemed necessary or appropriate under the circumstances, including:

(1)	Publicly available information concerning Arel, including, without limitation, the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, and the Company’s results for the six-months period ended June 30, 2005;

(2)	Financial and operating information with respect to the Company’s business, operations and prospects as furnished to GSE by Arel;

(3)	Assessments and additional data regarding projected future revenue, operating costs, operating profit and capital investments provided to GSE by the Company’s management;

(4)	The trading history of Arel’s ordinary shares;

(5)	A comparison of the historical financial results and present financial condition of Arel and with those of other companies that we deemed relevant;

(6)	Published estimates and forecasts of independent equity research analysts and independent market research analysts with respect to the future financial performance of Arel and of other companies that we deemed relevant;

(7)	Analysis of an oral summary of the Proposed Transaction.

In addition, GSE:

(8)	Held discussions with the management of Arel concerning its business, operations, assets, financial condition, products and marketing development and prospects;

(9)	Performed such other analyses and considered such other factors that were deemed necessary under the circumstances.

(10)	Reviewed previous Company transactions.

        GSE, in preparing this opinion, relied on the accuracy and completeness of all information supplied or otherwise made available by Arel. GSE has not independently verified, nor has GSE assumed any obligation to verify, any of the foregoing information, including without limitation, any information provided to us by the Company, and has relied on all such information being complete and accurate in all material respects. GSE has further assumed that Company’s management is not aware of any material fact that would make such information materially inaccurate or misleading. With respect to the financial projections provided to us, we have assumed, that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and we have relied upon such projections in arriving at our opinion.

        In addition, GSE has not been asked, nor has GSE conducted, a physical inspection of any of the properties, facilities or operations of the Company, and has not made, nor obtained, any independent evaluations or appraisals of the assets or liabilities thereof.

        In performing the analyses, GSE made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Arel. The analyses performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The results of the analyses carried out for purposes of this opinion are based on the information made available to us at the time of preparation. Changes in the principal variables, receipt of audited financial statements, and certain additional information may require modification of the underlying premises and, accordingly, would affect our conclusions. In addition, analyses relating to the value of business do not purport to be appraisals or to reflect the prices at which the business could actually be sold.

        The preparation of our opinion involved various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Furthermore, in arriving at our opinion, we did not attribute any particular weight to any analysis or factor considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying the opinion.

        We have been retained by Arel solely to render our opinion in connection with the Proposed Transaction and will receive a flat fee for our services. Our fee is not contingent upon the consummation of the Transaction. In addition, Arel has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

        We also have performed consulting services for Arel and some of its major shareholders (specifically a draft analysis and valuation of Arel earlier this year for CYMI Ltd., an affiliate of CYMI Private Equity Fund II, LLC and several financial consultations performed over the course of several years in various issues – not related to Arel – for the Polar Group, an affiliate of one of the Offeree Shareholders) in the past and have received customary fees for such services.

        GSE is one of the largest and leading unaffiliated financial consulting firms in Israel. The firm was established in 2004 as a result of the merger between Giza Financial Consultants (founded 1985) and Singer & Even (founded 1992). GSE provides consulting services in the areas of: valuation and financial analysis, complex economic and financial modeling, financial strategy, development and application of innovative financing tools, business and financial negotiations, preparation of business plans, expert opinions and others. GSE’s clients include major international corporations and the largest entities in the Israeli economy, in both the public and the commercial sectors.

        We have no personal interest in Arel and no personal interest in the described Transaction. We have received professional fees for services provided by our company and will also receive a fee for providing this opinion, however, our opinion fee is not contingent upon the consummation of the Transaction. It should be clarified that we were not party to negotiations in the described Transaction.

        This opinion is for the use and benefit of the Board of Directors of Arel and is rendered to the Board of Directors in connection with the Transaction. We hereby agree that this opinion may be included and/or mentioned in reports to be given in connection with the Transaction by Arel in accordance with the duties of disclosure owed by it under securities law in the United States and Israel or any statute and/or law that replaces and/or augments them, including in any amended and/or other report that Arel is legally required, or deems desirable, to file. Moreover, Arel may make use of this opinion in any proceedings relating to the approval of the Transaction, including, without limitation, in meetings before or with any person, entity and/or authority that Arel deems fit.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be paid by Arel in the Transaction is fair to the Offeree Shareholders.

Very truly yours,

/s/ Giza Singer Even Ltd.

APPENDIX D

Form of Proxy Card

AREL COMMUNICATIONS AND SOFTWARE LTD.
Please date, sign and mail or fax your proxy card to:
Arel Communications and Software Ltd.
22 Einstein St., Park Hamadah, Building 22
Kiryat Weizman, Nes Ziona,
Israel 74140
Fax No: + 972-8-940-8118
Attention: Chief Financial Officer

Please mark your vote as in this example ☒		FOR	AGAINST	ABSTAIN
	Indicate a vote with respect to 1A or 1B according to whether or not you have a Personal Interest in Proposal 1. Your vote will not be counted if you fail to vote or if you vote in both 1A and 1B.	☐	☐	☐

1A. VOTE HERE if you do not have a Personal Interest (as defined below) in the Proposal. TO APPROVE a plan of arrangement (the full text of which is set forth in Appendix A to the Proxy Statement) under Section 350 of the Israeli Companies Law, 1999, pursuant to which the Company will purchase all of its outstanding shares, other than the shares held by CYMI Financing, LLC, Mr. George Morris, Mr. Philippe Szwarc, Mr. Daniel Yelin, Mr. Shimon Klier and certain members of his family (the "Klier Shareholders") and Ms. Rachel Ben-Nun (excluding certain shares held by the Klier Shareholders which will be acquired by the Company pursuant to the arrangement), for a purchase price of $1.50 per share in cash, without interest.

	1B. VOTE HERE if you have a Personal Interest (as defined below) in the Proposal. TO APPROVE a plan of arrangement (the full text of which is set forth in Appendix A to the Proxy Statement) under Section 350 of the Israeli Companies Law, 1999, pursuant to which the Company will purchase all of its outstanding shares, other than the shares held by CYMI Financing, LLC, Mr. George Morris, Mr. Philippe Szwarc, Mr. Daniel Yelin, Mr. Shimon Klier and certain members of his family (the "Klier Shareholders") and Ms. Rachel Ben-Nun (excluding certain shares held by the Klier Shareholders which will be acquired by the Company pursuant to the arrangement), for a purchase price of $1.50 per share in cash, without interest.	☐	☐	☐

Name: ______________ Number of shares: __________________

Signature:___________________________ Date:_________	For the purposes of this Proxy Card, a "Personal Interest" of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of his/her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder, or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns or holds at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.
NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

D-1

PROXY

AREL COMMUNICATIONS AND SOFTWARE LTD.

For an Extraordinary General Meeting of Certain Shareholders To Be Held On __________ ___, 2006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Arel Communications and Software Ltd. (the "Company") hereby appoints each of Mr. Daniel Yelin and Mr. Yaron Bartov, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Certain Shareholders of the Company to be held at the corporate offices of the Company at 22 Einstein St., Park Hamadah, Building 22 Kiryat Weizman, Nes Ziona, Israel on _____ __, 2006 at 11:00 (Israel time), and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Extraordinary General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. In order for your vote to be counted with respect to Proposal 1, you must indicate whether you have a personal interest in such proposal by voting in item 1A or 1B.

(Continued and to be signed on reverse side)

D-2